SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A

Amendment No. 4

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

COMMONWEALTH ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

California	33-0769555
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

15901 Red Hill Avenue, Suite 100, Tustin, California 92780

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (714) 258-0470

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

(Title of class)

i

Item 1. Business

A. Background and Overview.

      We were incorporated on August 15, 1997. Since then our primary business has been the sale of retail electric power to residential and small commercial customers in the newly deregulated California electricity market. We began providing electric service as one of more than 300 licensed Electric Service Providers (“ESPs”) in the state and aggregated customers via an internal call center. As our customer base grew, we began developing software to better manage our back office customer service functions associated with servicing electricity accounts. We also began to provide service to larger commercial, industrial and governmental customers. Once we had established a foothold in California, we expanded our retail electricity services to end users in Pennsylvania, specifically into the Pennsylvania Electric Company territory (“PECO”). We established a new tradename, “electricAmerica,” in Pennsylvania and began aggregating residential, commercial, industrial and governmental customers via our call center. Currently, we sell electric power to approximately 56,000 retail end-use customers in California and approximately 32,000 retail end-use customers in Pennsylvania.

      A portion of the electric power we sell is delivered to our retail and commercial end-use customers by the incumbent utility distribution companies (“UDCs”) and electric distribution companies (“EDCs”). All of these companies serve as the incumbent utility in their jurisdiction and measure electric power usage and bill customers on our behalf but have different names dependent upon their respective jurisdiction. Three UDCs in California and one EDC in Pennsylvania conduct these activities on our behalf. The remaining portion of our electric power is sold to large wholesale customers by our own energy trading department.

      The price of electricity can fluctuate significantly. In an attempt to manage this risk, we enter into longer term wholesale power purchase agreements which allows us to purchase fixed daily quantities of electricity at fixed prices.

      During certain times and market conditions, such as when the supply of electricity is scarce, the price of electricity on the wholesale level increases and allows us to resell the electricity that we purchased, in excess of that needed to supply retail and commercial end-user customers, at higher prices to wholesale customers, as occurred in the California marketplace during the summer of 2000 through the winter of 2001. Because of a number of circumstances existing at the time, including weather, market design and conditions and scarcity of supply, we were able to sell electricity into the wholesale market during this period for amounts far in excess of the price at which we purchased the electricity. This allowed us to obtain unusually high revenues and margins for this period; we do not expect this trend to continue and expect that California’s response to the energy crisis of the summer of 2000 through the winter of 2001 will prevent these conditions from recurring in the future.

      Most electricity markets function in a similar manner in that the incumbent utility is the entity that owns the physical wires that transport electricity to each user’s location. The utility company is paid a fee for use of its wires. In addition to this basic service, some states allow the utility company to take on additional responsibilities, such as reading meters, generating bills to customers, collecting bills, taking requests for service changes or problems, etc., while in other jurisdictions the utility is not allowed to, or chooses not to, perform these services. In California and Pennsylvania, the utility companies currently assist us with the preparation, mailing and collection of our bills to end use customers. In addition, the utility companies are invoicing and collecting the charges and fees associated with those services as well as the right to use the distribution network.

      The California marketplace has evolved from a market driven, minute by minute trading forum, (operated by the now bankrupt California Power Exchange), to a system which requires parties to obtain more of their power through the use of forward contracts, or advance purchases and to clear those transactions through the market oversight body called the California Independent System Operator (“CAISO”). The CAISO is responsible for ensuring system reliability and that all electricity put into the grid has a corresponding exit from the grid. This matching of power transactions is done in a constant sequence of 15 minute increments. The Pennsylvania marketplace is governed by a similar structure called the PJM interconnection (“PJM”). The PJM is responsible for matching all power transactions among market participants and ensuring system reliability.

      California has recently passed legislation that requires the California State Public Utilities Commission to suspend direct access. On March 21, 2002, the CPUC ruled to hold the effective date for suspension of direct access as September 20, 2001. The suspension of direct access means that retail electric suppliers, such as our company, will not be allowed to actively seek new customers to enroll for our services. The ruling came in connection with legislation entitled ABX-1, which amended the California Water Code section 801110, to allow for this suspension. This ruling allows us to keep our current customer base intact and only impacts our ESP business in California, not other states. The ruling does, however, prohibit us from signing up new customers for an, as yet, undetermined amount of time. This may affect our ability to continue to increase revenues in the State of California relating to our ESP business operations in this jurisdiction.

      Prior to the inception of electricity deregulation in 1998, the retail electric service industry was controlled almost exclusively by utilities. Presently, eight states and Washington, D.C. offer deregulated retail electric service, while fourteen states are transitioning to deregulated status. Our opportunities for expansion may increase as more states and territories deregulate.

      As in other industries that have deregulated, competition in the electric service industry is intended to provide consumers with a choice of multiple suppliers that is expected to promote product differentiation, lowered costs and enhanced services. To obtain these features, customers may switch electric service from their utility to an alternative supplier.

      The majority of our operating margins have come from the resale of electricity purchased under a contract with Calpine Power Services Company that expires in June 2002. This contract may not be renewed on terms as favorable to us as those contained in the current contract. During fiscal 2001, this contract accounted for 60% of the total energy supplied by us and from which 83% of our revenue was derived. To mitigate the risk of relying solely on our ESP business, we have expended a great deal of effort to diversify our business activities during the past twelve months. In this report we have attempted to describe the changes we are making to be able to have a diversified energy company that allows us to take advantage of other opportunities afforded by the energy marketplace in all of North America. However, none of these activities have yet contributed materially to our income or losses.

      As an electric service provider we are dependent on serving and expanding into deregulated electric service markets. We also have been pursuing other business opportunities in regulated and deregulated electric service markets. Our experience in the energy markets has led us to increase our breadth of service offerings, leverage our existing energy expertise and pursue a diversification strategy that includes:

•	Establishment of a trading desk to better manage and schedule our energy load, and our wholesale power purchases and sales;

•	Sale of energy-efficient products and services to retail customers through our own call center and direct sales force;

•	Management and fulfillment of utility back office functions for energy retailers, generators, utilities, municipalities and cooperatives;

•	Energy management programs, including energy curtailment, distributed generation and alternative power generation for commercial, industrial and governmental electric service customers;

•	Procurement of government sponsored energy-related grants to augment our research and development efforts;

•	Creation of separate, energy-focused profit centers, such as our call center; and

•	Investments in energy-related ventures synergetic with our plans.

      Commonwealth Energy Corporation has three wholly-owned subsidiaries: electricAmerica, Inc., Utilihost, Inc. and electric.com, Inc. Each of these subsidiaries is incorporated in the State of Delaware, but as yet, none of them is operational.

B. Products and Services.

      To date our business activities are comprised primarily of providing retail electricity services and, beginning in fiscal 2001, wholesale power procurement and sales. We are broadening the scope of the energy related services we provide to include energy efficient products, managed back office services, energy management programs, energy research and development and load aggregation. However, none of these services have yet begun to contribute materially to our income or losses or developed to the point of being a separate business segment.

      1. Retail Electricity

      We offer electric “product” and service to customers on month-to-month or longer-term service contracts. The difference between the customers’ list price for energy and the sum of our wholesale electricity purchase cost and ancillary costs provide us a gross profit/ loss margin. We provide a value proposition to customers by pricing electric products below, or delivering a more environmentally friendly (not derived from fossil-fuel sources) product than, our competitors.

      We are licensed in California by the California Public Utilities Commission as an Electric Service Provider (License #1092); in Pennsylvania by the Pennsylvania Public Utility Commission as an Electric Generation Supplier (License #A-110117); in New Jersey by the New Jersey Board of Public Utilities as an Electric Generation Supplier (License #ESL-0046); in Ohio by the Public Utilities Commission of Ohio as a Certified Electric Supplier (License #01-074); in Texas as a Retail Energy Provider (RE Certificate #10029) and we are in the license approval process in Michigan as an Alternative Electric Supplier. We are also licensed as a Power Marketer by the Federal Energy Regulatory Commission (“FERC”). These licenses permit us to sell electrical power to commercial, industrial, governmental and residential customers.

      To procure commodity supply for our retail electric service sales, we purchase electricity under a mix of long-term and short-term wholesale contracts and, prior to fiscal 2001, by spot purchases in regional power exchanges. The mix of energy purchased under contracts and energy purchased on the spot market was 15.6% and 84.3%, respectively, for fiscal 1999 and 51.6% and 48.4%, respectively, for fiscal 2000. Our spot purchases during fiscal 2001 and the current year are minimal in markets in which we participate. In California, we currently provide customers with environmentally friendly power purchased under our contract with Calpine Power Services Company. In Pennsylvania, we provide customers with a 50% environmentally friendly power product derived from multiple sources, purchased via two long-term bilateral contracts and a variety of short-term contracts with wholesale power providers. Electricity sales to retail and commercial end-users in fiscal 2001 contributed $103.5 million in revenues, or 56.5% of total sales.

      The electricity distribution infrastructure utilized by utility companies prior to deregulation of the energy industry remains the only current method of distribution to the end-use customer. We use this established electricity network for the delivery of energy to our customers. We do not own or operate these lines, but we and our customers pay the utility companies that own the lines ancillary fees for use of this distribution network. These fees are collected by the respective independent system operator (“ISO”) or regional transmission organization (“RTO”) for a specific region or state, and typically run 5% to 10% of prevailing retail electricity market prices. The ISO or RTO insure that proper electricity reserve margins are in place at all times, as electricity must have supply and demand in near perfect balance to insure reliable service.

      2. Wholesale Power Procurement and Sales

      Due to the variable electricity usage patterns of our customers, frequently we are left with excess electricity, which we are committed to purchase, and which must be resold, since it cannot be stored. We use our best efforts to sell this excess electricity in the wholesale electricity market. Conversely, increased usage by our customers may require us to purchase additional electricity to cover increased demand.

      We have established a trading desk that buys and sells our electricity in regional markets. Excess energy is sold to wholesale entities short on supply, while additional energy is procured from time to time when required to supply our customers’ usage. These purchases and sales are regulated by FERC and reports are made on a regular basis to the U.S. Department of Energy. Typically, electricity is more expensive during peak hours — that is, when demand and usage are highest. Weather, generation capacity, transmission, distribution and other market issues are significant factors in determining our wholesale procurement and sale strategies. Because electricity is a “real-time” commodity (as soon as it is produced, it must be delivered into the grid to meet the demand by the end user) and cannot be stored, effective management of our electricity supply and demand is crucial to wholesale and retail market profitability. Wholesale power sales, which commenced in fiscal 2001 contributed $79.3 million in revenues, or 43.3% of total sales.

      The following segments have not yet materially contributed to our revenue:

      3. Energy Efficient and Emergency Preparedness Products

      We developed and utilize our own inside sales force to sell energy efficient and emergency preparedness products to customers by telephone. Energy conservation and home safety are important issues to customers and selling them energy management controllers, compact fluorescent lamps, natural gas shut-off valves and other such devices has been a natural extension of our business, although sales of these products account for less than one percent of our total revenues. These products are targeted to residential, commercial, industrial and governmental customers. We fulfill orders for products and ship most of these products through our warehouse, but some are fulfilled and delivered from the manufacturers or distributors. In either case, we collect payment from our customers and are compensated for order processing and procurement, but in the case of orders fulfilled and shipped by the manufacturers or distributors, we do not retain payment for shipping costs. All deliveries of products are made only after payment by check or credit card from our customers. Energy Efficient and Emergency Preparedness Products sales in fiscal 2001 contributed $.5 million in revenues, or 0.2% of total sales in fiscal 2001.

      4. Managed Back Office Services

      We established a wholly-owned subsidiary, UtiliHost, Inc., which was organized to manage the customer-related back office processes for commodity trading partners. The core technology which will support UtiliHost is software that originally was developed by us to better manage electric service customers internally. TACT™ (Trans-Action Control Technology) and TRIUMPH™ (Total Resource Internet Utility Management Power Host) are proprietary software products which are available for use by UtiliHost to provide services and manage back office processes for clients. TACT acts as a data translator between trading partner transactions, while TRIUMPH is a comprehensive, modular software package that calculates and manages back office processes such as customer enrollment, forecasting, metering, ancillary products, billing, accounts receivable, customer service and settlement. We have commenced our marketing efforts for UtiliHost™ through a mix of direct mail, print media and Internet advertising, primarily in deregulated energy markets. On August 30, 2001, we signed a two-year joint venture agreement with a generator to service the electricity needs of a large California commercial account. This agreement provides for approximately $50,000 in revenue per month for UtiliHost services beginning in September 2001. Prior to this contract, UtiliHost had not generated any revenues.

      5. Energy Management Programs

      Energy management programs consist of energy curtailment programs and distributed generation programs.

      Energy curtailment programs permit short-term curtailment or cessation of electric service at the discretion of the distributing company under certain circumstances, as specified in the service contract. These programs provide a financial benefit as an incentive to our customers to lower electrical usage, while we benefit by avoiding the purchase of expensive power from other suppliers. The resulting savings are ultimately shared between the customer and us. Our sales department markets these programs to commercial, industrial and governmental entities seeking to save energy costs by decreasing their energy usage during peak periods. The availability of curtailment programs is dependent upon the initiatives set by the ISO and/or the local distribution company. We are presently not involved in any energy curtailment programs, however, we plan to offer the service in the future if ISO’s and/or local distribution companies continue these programs.

      Distributed generation programs provide customers with on site electrical power generation, which improves reliability while also equipping them with a cost-effective source for seasonal or peak demand power. When certain industrial manufacturing processes are interrupted by a power outage, the results can be disastrous. Millions of dollars in materials, labor and time may be lost. Our sales department, along with outside consultants and associated vendors, formulate a custom energy solution for clients that have uninterruptable power requirements.

      6. Energy Research and Development

      We were recently selected by the California Energy Commission to manage more than $11 million in research and development funds for development of renewable energy technologies. Launched in 1998, PIER (Public Interest Energy Research) funds various electricity-related research, development and demonstration projects. Our proposal, entitled “Biogas/ PV Micro-Grid Renewable Resource Program,” was the only private company proposal selected for the award. This project commences December 1, 2001, and runs for four years. Phase One of this project will include assessing regional electricity needs, renewable resources and power grid capabilities in at least two areas in California. Our focus will be on developing a method of blending biogas and solar resources to meet California’s energy needs. Phase Two of this project will include a waste collection and generation option addressing ground water contamination developed for the California Dairy Industry and various Photovoltaic (solar) systems. We are committed to invest $3.5 million in matching funds in the development project if Phase Two is implemented. We have not incurred any significant costs related to this program.

      7. Load Aggregation

      We are currently discussing with several generators and utilities a comprehensive solution for cities and major commercial and industrial customers to meet their energy demand. We will assist cities to become municipal utilities by providing them all required energy procurement, energy management, customer service and back-room services. We will do the same for major commercial and industrial customers to meet their electricity demand requirements. This program allows us a diversified approach to aggregating customers. To date, we have not entered into any contracts to provide load aggregation services.

      8. ACT

      As we diversify our business and revenue streams, we have decided to establish separate divisions within our company that have profit and loss responsibility. Our call center, now called Advanced Client Technologies (“ACT”), outsources services to third party energy-related firms, and provides us with inbound, outbound and customer service functions for electricAmerica. A new division of our company, ACT specializes in aggregating electric service residential and small commercial customers, selling energy efficient and emergency preparedness products and handling inbound customer service inquiries. Call monitoring, third party verification and call reporting are also provided. In addition to maintaining our own customer aggregation and service needs, ACT’s market focus has been on clients seeking to aggregate energy customers in deregulated markets. We currently have no third party contracts for ACT’s services.

      9. Summit Energy Ventures, L.L.C.

      In July 2001 Commonwealth made the initial capital contribution of $15 million into Summit Energy Ventures, LLC (“Summit”). To date this represents our entire capital contribution to Summit. When the Board approved this investment it did so to be able to have our funds work on our behalf and to gain access to the merger and acquisition and financial skills of Mr. Strasser. This decision was made to bring value to Commonwealth and to our shareholders while insuring Commonwealth had total control of the funds and the decisions to invest.

      Commonwealth owns 100% of the Preferred Membership Interest of Summit and as of February 27, 2002, 60% of the Common Membership Interest. Steven Strasser owns the other 40% of the Common Membership Interest. Summit was established at the request of Commonwealth solely to act on behalf of

Commonwealth to gain ownership in and develop significant business relationships with companies in the Energy Efficient Products and Services market. Commonwealth was introduced to Mr. Strasser by the senior partners at a major energy law firm.

      The rights and privileges of the Commonwealth Preferred Membership and Interest are as follows. Our Company receives in priority the following distribution, if any, of funds distributed by Summit: (1st) all amounts equal to the capital invested by Commonwealth in Summit, (2nd) an amount equal to 10% annual return on all funds invested by Commonwealth, and (3rd) the balance, if any, is split 60/40 between Commonwealth and Mr. Strasser. Commonwealth as the preferred member has other rights that the common members do not, including; (i) Commonwealth has the right of first refusal in the event of any issuance’s of new members interests, (ii) we have the right to purchase any of the investments acquired by Summit at any time during the agreement on terms mutually agreeable to both the Investment Manager and us, and (iii) we have the right of first refusal for any sale of an investment by Summit.

      We receive all of our initial invested capital and an annual 10% preferred return before Mr. Strasser participates in any of the profits. Commonwealth through the Investment Committee, approves any of the investment criteria, and we make all of the investment decisions. No investment may be considered and no capital may be invested without the explicit written consent of Commonwealth Investment Committee.

      Steven Strasser is the president and sole shareholder in Northwest Power Management (NPM), the Investment Manager of Summit. NPM has the responsibility of identifying suitable companies. They then present individual companies that they have selected to the Commonwealth Investment Committee that provides their approval/ disapproval. If approval is received, NPM then begins the due diligence investigation process. Once the preliminary due diligence is completed the findings are again presented to the Investment Committee. At that time, the Investment Committee provides its approval or disapproval to enter into formal negotiations with the company on the specific terms established by the Investment Committee. If these terms are met, the Investment Committee will provide their final approval to fund the investment. Once the investment is complete, it is the responsibility of NPM to manage the investment until such time as a disposition decision is made. At that time if we choose to do so, we may buy out Summit’s interest in a specific investment.

      We pay to NPM, as the Investment Manager, an initial and semi-annual management fee. In August 2001, we paid NPM the initial management fee of $450,000 based on three percent (3%) of the initial capital contribution. In February 2002, we paid NPM a semi-annual management fee of $350,000 in accordance with the terms of the amended LLC agreement.

C. Marketing.

      Our business prospects depend upon our ability to identify and enter favorable energy markets and to achieve sufficient customer scale to create a profitable operating cost structure. Currently, we are:

•	Selectively entering retail energy markets that have rate structures, market rules, consumer demographics, energy consumption patterns, access to favorable electricity supply and risk management profiles that are designed to enable us to provide savings and flexibility to our customers at an acceptable margin.

•	Capitalizing on the brand recognition of “electric” through our web site at www.electric.com and through our inbound toll-free number, 1-800-ELECTRIC.

•	Taking advantage of the increasing consumer acceptance of online commerce, both directly through our web sites (www.electricamerica.com and www.electric.com) and through traditional channels.

•	Developing strategic marketing alliances with established power suppliers to offer competitive electric products and services to, and management of, aggregations of customers.

•	Cross-selling additional products and services to our customers, such as energy efficiency and emergency-preparedness products.

•	Positioning UtiliHost as a means for clients to outsource their electricity customer service management.

D. Competition.

      We face competition in the electricity service business from a small number of energy retailers vying for residential and commercial customers, and from the incumbent utilities. According to the California Public Utilities Commission (“CPUC”), over 300 companies were licensed to market electricity on a retail basis at the beginning of the deregulated California electricity market. According to the CPUC, we are one of approximately sixteen companies that remains in the business in California. We face similar competition in Pennsylvania.

      We face competition in selling energy efficient and emergency preparedness products from many sources, including traditional hardware retailers and online energy product retailers.

      We face competition in managing back office services from application service providers, outsourcing vendors, utility billing vendors and large enterprise-wide software and systems integrators.

E. Employees.

      We currently employ approximately 160 people; 156 at the Tustin, California offices, and four at our Cherry Hill, New Jersey office. We are not a party to any collective bargaining agreement or labor union contract, nor have we been subjected to any strikes or employment disruptions in our brief history. Management believes that we enjoy a good relationship with our employees.

F. Governmental Regulation.

      To market electric power in a given area, we are required to register with the appropriate state public utilities commission, maintain a Power Marketer certificate from FERC, and comply with applicable and regulatory requirements. The regulatory requirements with which we must comply relate to the complex inter-relationship of the regulatory framework of deregulation of the electric industry in each of the jurisdictions in which we conduct business. This interrelationship is between the state statutes and regulations which implement the structure of deregulation in any given state with the regulatory oversight agency, typically the State Public Utility Commission, which enforces the state statutes and regulations. Both of these regulatory agencies have the ability in their separate capacity to make orders, rulings or initiate proceedings which may alter or change the regulatory structure which impacts the applicable rule structure for any given jurisdiction. States will require that we be registered with, and comply with, the protocols of an ISO or RTO for scheduling and moving electricity on the transmission system. Some states require that power marketers must also meet a renewable energy portfolio standard where a portion of the electricity they sell must be generated by renewable energy resources. In some states, registration as a retail electric provider simply requires that we obtain and maintain a certificate or license to do business in the state. We have been granted the necessary FERC permit, and have applied for all relevant state license and certificates required in our initial target markets.

G. Forward-Looking Statements.

      This report statement includes forward-looking statements. All statements other than statements of historical facts contained in this documents are forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to expansion opportunities for the subsidiary companies, extension of Commonwealth’s business model to new markets and industries, demand in the market for UtiliHost services, completion of acquisitions of certain assets, and growth or retail energy operations and demand for retail energy outsourcing and back office solutions. When used in this document, the words “anticipate,” “believe,” “estimate,” “expects,” “intend,” “may,” “project,” “plan,” “should,” and similar expressions are intended to be among the statements that identify forward-looking statements. Although Commonwealth believes that its expectations reflected in these forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties and no assurances can be given that actual results will be consistent with these forward looking statements. In particular, the following items may affect our future:

•	The California State Legislature, the Governor’s Office and the California Public Utilities Commission may enact and enforce legislation that could adversely affect our operations in California.

•	We are required to obtain and maintain licenses from the states in which we sell electricity.

•	In certain states, competitive restructuring of retail marketing may prevent us from selling electricity.

•	We are completely dependant upon a limited number of third parties that we do not control to generate and supply to us electricity and their failure or delay in entering into or performing their contracts with us will have a material adverse effect on our operations and financial condition.

•	We are completely dependent upon a limited number of utilities that we do not control for the transmission and distribution of the electricity we sell to our customers and their failure or delay in entering into or performing their contracts with us will have a material adverse effect on our operations and financial condition.

Item 2. Financial Information

A. Selected Financial Data.

      The following table summarizes certain selected financial data for Commonwealth Energy Corporation. Our statement of operations data for the period August 15, 1997 (date of incorporation) through July 31, 1998 and each of the three years in the period ended July 31, 2001 and our balance sheet data at July 31, 1998, 1999, 2000 and 2001 set forth below are derived from audited consolidated financial statements of the Company. The consolidated financial statements as of July 31, 2000 and 2001 and for each of the three years in the period ended July 31, 2001 and the independent auditor’s report thereon, are included elsewhere herein. Our statement of operations data for the six months ended January 31, 2001 and 2002 and the balance sheet data at January 31, 2002 set forth below are derived from unaudited consolidated financial statements.

	Period from				Six Months Ended
	August 15,	Years Ended July 31,			January 31,
	1997 through
	July 31, 1998	1999	2000	2001	2001	2002

	(Amounts in thousands except per share information)

					(Unaudited)

Statement of Operations data:

Net revenue	$1,387	$39,124	$99,624	$183,264	$95,765	$54,377

Direct energy costs	3,735	38,729	86,732	76,615	35,778	43,069

Gross (negative) margin	(2,348)	395	12,892	106,649	59,987	11,308

Other costs and expenses(1)	5,928	18,940	22,037	25,861	9,304	11,199

Income (loss) from operations	(8,276)	(18,545)	(9,145)	80,788	50,683	109

Interest income, net	19	123	499	1,593	259	620

Income (loss) before income taxes	(8,257)	(18,422)	(8,646)	82,381	50,942	729

Provision for income taxes	—	—	—	21,852	11,318	292

Net income (loss)(2)(3)	$(8,257)	$(18,422)	$(8,646)	$60,529	$39,624	$437

Net income (loss) per common share(4):

Basic	$(.96)	$(.84)	$(.30)	$2.06	$1.35	$.02

Diluted	$(.96)	$(.84)	$(.30)	$1.77	$1.16	$.01

Weighted-average shares outstanding(4):

Basic	8,567	21,905	28,795	29,385	29,373	27,607

Diluted	8,567	21,905	28,795	34,152	34,185	32,028

	At July 31,
					At January 31,
	1998	1999	2000	2001	2002

					(Unaudited)

Balance Sheet data:

Working capital	$1,896	$12,428	$12,803	$50,184	$43,628

Total assets	7,205	27,858	41,590	107,016	98,849

Long-term debt	—	—	—	—	—

Shareholders’ equity	3,131	19,900	24,236	86,037	84,006

(1)	Includes stock-based compensation costs as follows:

Amount

(in thousands)

Period from August 15, 1997 through July 31, 1998	$464

Year ended July 31, 1999	5,718

Year ended July 31, 2000	445

Year ended July 31, 2001	1,080

Six months ended January 31, 2001 (unaudited)	—

Six months ended January 31, 2002 (unaudited)	—

(2)	No cash dividends have been paid on our common stock.

(3)	Our convertible preferred stock provides for cumulative dividends, which accrue at an annual rate of 10% and are payable at the discretion of our Board of Directors. Such dividends have been accrued as follows:

Amount

(in thousands)

Period from August 15, 1997 through July 31, 1998	$64

Year ended July 31, 1999	84

Year ended July 31, 2000	84

Year ended July 31, 2001	81

Six months ended January 31, 2001 (unaudited)	42

Six months ended January 31, 2002 (unaudited)	36

(4)	Per share information and weighted average shares outstanding for the period from August 15, 1997 through July 31, 1998, for the years ended July 31, 1999 and 2000 and for the six months ended January 31, 2001 have been restated to reflect the resolution of the status of our common stock issued to our founder as more fully described in Notes 1 and 11 of the Notes to Consolidated Financial Statements included elsewhere herein.

B. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

      Our primary business to date has been the sale of electric power to retail and commercial end-users in California and, beginning January 2000, in Pennsylvania and the sale of electric power to wholesale customers in California and Pennsylvania. We are licensed by the FERC as a power marketer and by the California, Pennsylvania, New Jersey, Texas and Ohio Public Utilities Commissions as an electric services or electric generation supplier. We plan to enter new deregulated electric power markets in the future. We are in the licensing process in Michigan.

      As of January 31, 2002, we delivered electricity to approximately 90,600 customers in California and Pennsylvania. The growth of this business depends upon the deregulated status of each state, the availability of cost-effective energy purchases to us and the acquisition of retail or commercial customers by us.

      We do not have our own electricity generation facilities. The power we sell to our customers is purchased from generators. During fiscal 2000, in both California and Pennsylvania, we purchased electricity both under long-term contracts and in the spot market. By the end of fiscal 2001, substantially all of our electricity was purchased under long-term contracts.

Critical Accounting Policies and Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the Company’s consolidated financial statements relate to independent system operator costs, the allowance for doubtful accounts and unbilled receivables and legal claims. Actual results could differ from those estimates.

      Our net revenue from sales of electric power is recognized as the power is delivered to the Company’s customers. Net revenue represents proceeds from energy sales to the following class of customers: Retail and commercial end users, and Wholesale.

      Direct energy costs include electric power purchased, independent system operator fees and scheduling coordination fees. The actual independent system (ISO) operator costs are not finalized until a settlement process by the ISO is performed of each days activities of all grid participants. Prior to the completion of settlement, we estimate and accrue for these costs based on preliminary settlement information.

      Selling and marketing expenses include salaries of sales and marketing personnel and promotional and advertising costs. General and administrative expenses include salaries for corporate support personnel, rent expenses, insurance expenses, bad debt expenses, depreciation expenses and other costs of the corporate office.

      As a result of market conditions in California during fiscal 2001, the credit worthiness of several participants in the marketplace with whom we conduct business has deteriorated significantly. The resulting impact on the Company has been a holdback of $3,696,854 in amounts due to us from the Automated Power Exchange (APX) related to November 2000, January 2001 and August 2001 activity. The APX has informed us that the holdbacks were made, in part because PG&E and PX, which have declared bankruptcy, did not make their scheduled payments to the APX. We have established an allowance of $2,327,171 for doubtful accounts related to the APX holdbacks based upon our estimates of the amounts that will ultimately be collected from the APX. In addition, PG&E has withheld payments of approximately $1,104,000 from their remittances to us. Although we have filed a Proof of Claim in PG&E’s bankruptcy proceedings to recover these amounts, we have established an allowance for doubtful accounts in the amount of these withholdings. In addition to these specific allowances, we provide for estimated doubtful accounts on our energy sales.

      The Company’s customers are billed monthly at various dates throughout the month. Unbilled receivables represent the amount of electric power delivered to customers at the end of a period, but not yet billed. Unbilled receivables from sales in California are estimated by the Company as the number of kilowatt hours delivered times 95% of the individual Utility Purchased Energy cost as published by each individual utility for residential customers. Unbilled receivables from sales in Pennsylvania are estimated in the same manner, except using the average current customer sales price per kilowatt hour.

      From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. We accrue for estimated losses on such matters in accordance with Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies.”

Results of Operations

Six months ended January 31, 2002 compared to six months ended January 31, 2001

  Retail Energy Sales

      Electricity sales to retail and commercial end-users decreased by $26.1 million, or 40.4% from $64.5 million for the six months ended January 31, 2001 to $38.5 million for the six months ended January 31, 2002. California electricity retail sales which decreased $28.4 million were offset by an increase in Pennsylvania electricity retail sales of $2.4 million. The average retail price per kWh in California for the six months ended January 31, 2001 was $.178 compared to $.085 for the six months ended January 31, 2002. Total kilowatt hours of electricity billed in California for the six months ended January 31, 2002 was 303.6 million compared to 311.4 million for the six months ended January 31, 2001. The average retail price per kWh in Pennsylvania for the six months ended January 31, 2002 was $.056 compared to $.048 for the six months ended January 31, 2001. Total kilowatt hours of electricity billed in Pennsylvania for the six months ended January 31, 2002 was 217.5 million compared to 166.1 million in the prior year. At January 31, 2002, we had 90,000 customers compared to 95,000 customers at January 31, 2001.

  Wholesale energy sales

      The $13.8 million wholesale sales revenue for the six months ended January 31, 2002, consisted of California sales of $5.4 million and Pennsylvania sales of $8.4 million. Our major California wholesales customers were California Department of Water Resources and Sempra Energy. California wholesale energy sales decreased from $28.8 million for the six months ended January 31, 2001 to $5.4 million for the six months ended January 31, 2002. The wholesale price per kWh decreased from $.159 for the six months ended January 31, 2001 to $.024 for the six months ended January 31, 2002. Total wholesale kilowatt hours sold in California for the six months ended January 31, 2002 was 228.8 million compared to 180.9 million for the six months ended January 31, 2001. Pennsylvania wholesale energy sales increased from $.1 million for the six months ended January 31, 2001 to $8.4 million for the six months ended January 31, 2002. The wholesale price per kWh decreased from $.033 for the six months ended January 31, 2001 to $.026 for the six months ended January 31, 2002. Total wholesale kilowatt hours sold in Pennsylvania for the six months ended January 31, 2002 was 318.2 million compared to 2.9 million for the six months ended January 31, 2001.

  Green power credit

      Green power credit revenue decreased from $2.3 million for the six months ended January 31, 2001 to $2.1 million for the six months ended January 31, 2002. The decrease is due to a small increase in the customer base that was eligible for green power credits during the six months ended January 31, 2002 offset by the reserve of the January 2002 green power credit revenue. The January 2002 green power credit revenue was fully reserved because the legislative action to extend the program past December 31, 2001 has not been approved and the Company does not know if the subsidy will be continued.

  Direct energy costs

      Direct energy costs increased to $43.0 million for the six months ended January 31, 2002, an increase of $7.3 million, or 20.4%, from $35.8 million for the six months ended January 31, 2001. California direct energy costs decreased from $25.6 million during the six months ended January 31, 2001 to $17.4 million for the six months ended January 31, 2002. Pennsylvania direct energy costs increased from $9.8 million for the six months ended January 31, 2001 to $25.6 million during the six months ended January 31, 2002. The decrease in California direct energy costs was the result of lower energy purchase price and scheduling costs. Our California average energy purchase price decreased from $.054 per kWh during the six months ending January 31, 2001 to $.032 per kWh for the six months ended January 31, 2002. California scheduling costs were reduced $4.6 million by using one scheduler during the six months ended January 31, 2002 compared to three schedulers during the six months ended January 31, 2001. Scheduling costs were reduced by the final settlement of California ISO costs for $2.4 million below prior period estimates. Pennsylvania direct energy costs increased due to purchases of 542.7 million kWhs of electricity during the six months ended January 31, 2002 compared to purchases of 234.8 million kWhs during the six months ended January 31, 2001. Pennsylvania energy purchase price decreased from $.045 per kWh during the six months ended January 31, 2001 to $.038 per kWh for the six months ended January 31, 2002. Pennsylvania scheduling costs increased $2.6 million as a result of scheduling more kWh across the transmission and distribution system during the six months ended January 31, 2002 compared to the six months ended January 31, 2001. Direct energy costs, as a percent of net revenues, increased from 37.4% for the six months ended January 31, 2001 to 79.2% for the six months ended January 31, 2002. This increase was primarily the result of decreased sales prices in the California wholesale market.

  Selling and marketing expenses

      Selling and marketing expenses decreased $.2 million, or 10.9%, from $2.0 million for the six months ended January 31, 2001 to $1.8 million for the six months ended January 31, 2002. The decrease is primarily a result of a decrease in contact center activities as the Company reduced its activities for the solicitation of new customers. Contact center salary costs decreased by $.3 million which was offset by an increase in marketing consultants of $.1 million.

  General and administrative expenses

      General and administrative expenses increased $2.1 million, or 28.9% from $7.3 million for the six months ended January 31, 2001, to $9.4 million for the six months ended January 31, 2002. This is primarily the result of increased legal expenses of $.9 million, the continued development activities on our billing system of $.3 million, management fees for Summit Energy Ventures of $.2 million, and Pennsylvania gross receipt taxes of $.4 million. The increase in legal expenses is primarily related to increased litigation defense costs and legal fees for filing our registration statement and reports with the Securities and Exchange Commission. Additionally, Summit Energy Venture management fees of $.2 million, not incurred in the prior year, are related to the formation of Summit in July 2002.

  Interest income

      Interest income increased to $.8 million for the six months ended January 31, 2002, an increase of $.1 million or 20.8%, from $.7 million for the six months ended January 31, 2001. The increase is attributable to an increase in our short term investments from the cash provided from operations during the second six months of fiscal 2001, partially offset by lower yields on short-term investments during the six months ended January 31, 2002.

  Interest expense

      Interest expense decreased to $.2 million for the six months ended January 31, 2002, a decrease of $.2 million or 52.2%, from $.4 million for the six months ended January 31, 2001. The decrease is attributable to lower borrowings under our revolving line of credit and a decline in the average interest rate for the six months ended January 31, 2001.

  Provision for income taxes

      The provision for income taxes decreased to $.3 million for the six months ended January 31, 2002, a decrease of $11.0 million from $11.3 for the six months ended January 31, 2001. We reported income of $.7 million before income taxes for the six months ended January 31, 2002 compared to income before income taxes of $50.9 million for the six months ended January 31, 2001. The provision for income tax as a percentage of income before income taxes was 40% and 22.2% for the six months ended January 31, 2002 and 2001, respectively. This increase in rate was due to the reversal of the valuation allowance on deferred tax assets of $10.3 million during the six months ended January 31, 2001.

  Net income

      Net income decreased to $.4 million for the six months ended January 31, 2002, a decrease of $39.2 million from the $39.6 million net income for the six months ended January 31, 2001. This decrease in net income is primarily attributable to a $48.7 million decrease in gross margin and an increase in general and administrative expenses of $2.1 million, offset in part by a decrease in selling and marketing expenses of $.2 million, a decrease in the provision for income taxes of $11.0 million and increase in net interest income of $.4 million.

Year ended July 31, 2001 compared to year ended July 31, 2000

  Retail energy sales

      Electricity sales to retail and commercial end-users increased by $12.7 million, or 14.5%, from $87.3 million for fiscal 2000 to $100.0 million for fiscal 2001. California electricity retail sales which decreased $4.1 million were offset by an increase in Pennsylvania electricity retail sales of $16.8 million. The average retail price per kWh in California during fiscal 2001 was $.145 compared to $.0501 during fiscal 2000. Total kilowatt hours of electricity billed in California during 2001 was 563.4 million compared to 1.7 billion billed in the prior year. The year-to-year reduction in kilowatt hours billed resulted from the termination of commercial and industrial customers that were returned to incumbent utilities during June and July 2000 because these customers were requiring us to purchase large quantities of electricity on the spot market which, in turn, gave us severe credit issues. The increased Pennsylvania retail sales were attributable to having a full year of electricity sales in fiscal 2001 compared to seven months of sales in the comparable period of 2000. The average retail price per kWh in Pennsylvania during 2001 was $.052 compared to $.0475 during fiscal 2000. Total kilowatt hours of electricity billed in Pennsylvania during 2001 was 378.6 million compared to 3.2 million in the prior year. At July 31, 2001, we had approximately 88,000 customers compared to approximately 81,000 customers at July 31, 2000.

  Wholesale energy sales

      Wholesale electricity sales commenced during fiscal 2001. The $79.3 million wholesale sales revenue consisted of California sales of $70.7 million and Pennsylvania sales of $8.6 million. Our major California wholesales customer during 2001 was the State of California Department of Water Resources and Power. Our other significant wholesale customers included Sempra Energy and San Diego Gas and Electric. The California supply and demand conditions that drove up the wholesale electricity prices during 2001 began moving toward equilibrium in the fourth quarter as wholesale prices began to abate. We expect to see lower prices and wholesale electricity sales as a percent of total sales much lower during fiscal 2002 than existed in fiscal 2001.

  Green power credit

      Green power credit revenue decreased by $8.3 million, or 67.7%, from $12.3 million for fiscal 2000 to $4.0 million for fiscal 2001. The green power credits decreased due to a rate reduction from $.015 to $.01 per kWh in June 2000 and reduced sales of electricity subject to the credit caused by the reduction of customers during June and July 2000.

  Direct energy costs

      Direct energy costs declined to $76.6 million for fiscal 2001, a decrease of $10.1 million, or 11.7%, from $86.7 million for fiscal 2000. This decrease is a result of $40.8 million lower costs in California partially offset by increased costs in Pennsylvania. Increased costs in Pennsylvania are due to having only seven months of costs totaling $3.4 million for fiscal 2000 compared to a full year of costs totaling $34 million for fiscal 2001. In Pennsylvania, for the seven months in fiscal 2000 that we operated there, our average monthly purchase of electricity was 8.8 million kWh increasing to 55.3 million kWh monthly for fiscal 2001, as we established our customer base. Decreased costs in California during fiscal 2001, as compared to the prior year, are due to reduced requirements for the purchase of electricity due to the customers we terminated in June and July 2000. Many of the customers that we terminated used the majority of their energy during peak hours which required us to purchase electricity in the spot market during the portions of the day when it was most expensive, often at a price in excess of our selling price. These customer terminations brought our electricity supply requirements in California to supply our customers at or below the quantity of electricity that we had secured under our long-term purchase contract and reduced the average amount we paid for electricity by approximately $.01 per kWh in fiscal 2001 as compared to fiscal 2000. Direct energy costs, as a percent of net revenues, decreased from 87.1% fiscal 2000 to 41.8% for fiscal 2001.

  Selling and marketing expenses

      Selling and marketing expenses decreased $2.6 million, or 42.1%, from $6.2 million for fiscal 2000 to $3.6 million for fiscal 2001. This decrease is primarily a result of a decrease in promotional activities as the Company reduced its activities for the solicitation of new customers. Advertising costs decreased $1.9 million and telemarketing payroll decreased $.4 million due the reduction of personnel in that department.

  General and administrative expenses

      General and administrative expenses increased $5.8 million, or 37.7%, from $15.4 million for fiscal 2000 to $21.2 million for fiscal 2001. This is primarily the result of increased legal expenses of $5.3 million and bad debt expenses of $1.3 million compared to fiscal 2000. The increase in legal expenses is primarily related to the settlement with our founder of $4.8 million, and the increase in bad debt expense is related to the Company providing for amounts due from PG&E and PX, which have declared bankruptcy. These increases were partially offset by a decrease in customer termination cost of $.7 million incurred in fiscal 2000, where no further expenses were required in fiscal 2001.

  Stock-based compensation charges

      Stock-based compensation charges increased from $.4 million for fiscal 2000 to $1.1 million for fiscal 2001. The stock-based compensation charges for fiscal 2001 all resulted from performance-based stock options granted to our Chairman and CEO.

  Interest income, net

      Interest income grew to $1.6 million for fiscal 2001, an increase of $1.1 million or 220%, from $.5 million for fiscal 2000. The increase is attributable to the increase in cash flow available for investments provided from operations, offset in part by a $.6 million increase in interest expense due to borrowings which were outstanding on our line of credit during fiscal 2001.

  Provision for income taxes

      The provision for income taxes increased to $21.9 million during fiscal 2001 compared to no provision for income taxes for fiscal 2000 for which period we reported a loss before income taxes. The income tax rate for fiscal 2001 was 26.6% which is below the expected income tax rate primarily due to a reversal of the valuation allowance on our deferred tax asset in the amount of $13.6 million.

  Net income

      Net income increased to $60.5 million for fiscal 2001, an increase of $69.2 million, or 800.1%, from the $8.6 million loss for fiscal 2000. This increase in net income is primarily attributable to a $93.8 million increase in gross margin, offset in part by the provision for income taxes of $21.9 million. The key driver of the $93.8 million increase in gross margin was the significant increase in California electricity prices. California revenues rose substantially while the average cost per kWh of the electricity that we sold was lower than in the prior year. Because we were able to acquire electricity in California during fiscal 2001 under a fixed price electricity procurement contract, which extends through June 2002, the higher prices at which we were able to recall the electricity significantly increased our gross margin. During the fourth quarter of fiscal 2001, electricity prices and our gross margin significantly declined in California as compared to the first three quarters of fiscal 2001. We expect to see in fiscal 2002 electricity prices closer to historical levels than the prior year.

Year ended July 31, 2000 compared to year ended July 31, 1999

  Net revenue

      Net revenues increased by $60.5 million, or 154.6%, from $39.1 million in fiscal 1999 to $99.6 million in fiscal 2000. California energy sales represented $57.7 million of the increase, while Pennsylvania sales, which commenced in January 2000, accounted for $2.8 million of the increase. California electricity price increases that began in May 2000 contributed to an estimated $15.0 million of the increase in California energy sales. The green power credits received increased $8.8 million to $12.3 million for fiscal 2000 compared to $3.5 million in fiscal 1999 due to increased electricity sales subject to the credit. The remainder of the sales increase resulted from new customers. At July 31, 2000, the Company had approximately 81,000 customers compared to approximately 52,000 customers at July 31, 1999.

  Direct energy costs

      Direct energy costs grew to $86.7 million in fiscal 2000, an increase of $48.0 million, or 124.0%, from $38.7 million in fiscal 1999. This increase was due to a higher level of energy purchases in fiscal 2000 as compared to fiscal 1999 due to our increased customer base. Direct energy costs, as a percent of net revenues, decreased from 99.0% in fiscal 1999 to 87.1% in fiscal 2000. This decrease in the energy cost percentage was driven by the higher California retail prices during the latter part of fiscal 2000, an increase of higher margin residential customers and improved energy procurement methods. These favorable components were partially offset by higher costs of electricity purchases in the wholesale market for quantities in excess of our fixed price contract.

  Selling and marketing expenses

      Selling and marketing expenses increased $4.2 million, or 205%, from $2.0 million for fiscal 1999 to $6.2 million for fiscal 2000. This increase is due to higher costs associated with increased promotional and telemarketing activities as we changed our customer base from industrial to residential customers.

  General and administrative expenses

      General and administrative expenses increased $4.2 million, or 37.5%, from $11.2 million for fiscal 1999 to $15.4 million for fiscal 2000. Approximately $1.9 million of the increase is due to development and maintenance of our internal information technology systems. The remaining increase is due primarily to $.7 million of commercial and industrial customer termination costs and $1.2 million in increased costs related to severance arrangements with former officers.

  Stock-based compensation charges

      Stock-based compensation charges decreased by $5.3 million, or 92.2%, from $5.7 million for fiscal 1999 to $.4 million for fiscal 2000. The decrease was due to fewer fully vested options being granted in fiscal 2000, which also had a lower average difference between the fair value of the our common stock at date of grant and the option exercise prices.

  Interest income, net

      Interest income, net, grew to $.5 million in fiscal 2000, an increase of $.4 million, from fiscal 1999. The increase is attributable to having a full year’s impact on investment income of capital raised in fiscal 1999.

  Net loss

      Net loss declined to $8.6 million in fiscal 2000, a decrease of $9.8 million, or 53.1%, from $18.4 million in fiscal 1999. This decrease in net loss is primarily attributable to a $12.5 million increase in gross margin offset in part by a $3.1 million increase in other costs and expenses.

Liquidity and Capital Resources

      Through July 31, 2000, most of our capital was raised through a series of private placements for the sale of common stock which provided an aggregate of $51.1 million of net proceeds, of which $41.3 million was used to support our operating activities which were unprofitable through July 31, 2000. We began profitable operations during the three months ended October 31, 2000.

      Cash flow used in operations for the six months ended January 31, 2002 was $3.7 million, a decrease of $51.5 million compared with cash provided by operations for the six months ended January 31, 2001 of $47.8 million. Net income for the six months ended January 31, 2002 of $.4 million, compared to a net profit of $39.6 million for the six months ended January 31, 2001, was the primary reason for this decrease which primarily resulted from California’s lower wholesale prices. In addition, during the six months ended January 31, 2002, there was a decrease in energy receivables of $1.9 million also due to the lower wholesale prices in California, a decrease in accounts payable of $1.6 million, a decrease in accrued expenses of $4.2 million due to legal settlement with our former CEO, and a decrease in deposits, prepaids and other assets of $1.0 million.

      Investing activities for six months ended January 31, 2002 include purchases of property and equipment of $1.1 million, an increase of $.9 million compared to the six months ended January 31, 2001 and investments through Summit Energy of $4.9 million.

      Cash flow provided by financing activities for the six months ended January 31, 2002 was $1.9 million, compared to cash used of $2.5 million for the six months ended January 31, 2001. The increase of $4.4 million is due primarily to the $2.4 million repurchase of common stock during the six months ended January 31, 2002 and a decrease in borrowings under our line of credit of $.3 million. In addition, during the six months ended January 31, 2001 we were required to increase our restricted cash to fund letters of credit of $1.7 which was not required during the six months ended January 31, 2002.

      Cash flow from operations for fiscal 2001 was $61.8 million an increase of $76.9 million compared with cash used from operations in fiscal 2000 of $15.0 million. Net profit for fiscal 2001 of $60.5 million, compared to a net loss of $8.6 million for fiscal 2000, was the primary reason for this increase. California’s higher retail and wholesale prices were the key influences on our profitability. Investing activities for fiscal 2001 include only purchases of property and equipment of $1.1 million, a decrease of $.6 million compared to fiscal 2000.

      Cash used in financing activities for fiscal 2001 was $23.8 million, compared to cash provided of $14.7 million for fiscal 2000. The change of $38.4 million is attributable to the following: $15.0 million investment in Summit Energy Ventures which is classified as restricted cash; absence of sales of common stock during fiscal 2001, which provided $12.1 million during fiscal 2000; an increase in restricted cash of $4.8 million for letters of credit required by energy suppliers to support increased purchases of electricity in fiscal 2001 and $5.3 million provided in fiscal 2000 from borrowings under our credit facility.

      Cash flow used in operations for fiscal 2000 was $15.0 million, a decrease in cash used of $5.2 million compared to fiscal 1999. The major components of cash used in operations in fiscal 2000 were the net loss of $8.6 million and an increase in billed and unbilled accounts receivable of $13.2 million. The higher California electricity prices in the fourth quarter of fiscal 2000 drove sales higher resulting in higher accounts receivables. During fiscal 2000, we used cash of $1.8 million for investing activities, a decrease of $.7 million compared with the prior year. Investing activities during fiscal 2000 consisted only of purchases of property and equipment.

      Financing activities in fiscal 2000 were comprised of three components. Net cash proceeds from the sale of common stock were $12.1 million. This compares with $28.3 million in net capital raised in fiscal 1999 from the sale of common stock. We also borrowed $5.3 million under a $15 million credit facility that was entered into with Coast Business Credit in June 2000. The credit facility with Coast Business Credit carried a loan origination fee of $300,000 and required the issuance to Coast Business Credit of a warrant to purchase 100,000 shares of our common stock at an exercise price of $5.50 per share. The loan has a maturity date of June 30, 2002, subject to automatic renewal and early termination, and bears interest at the prime rate plus 1.75% per annum, calculated on the basis of a 360-day year. The borrowings from the credit facility were used primarily to pay for California electricity purchases, the price of which had increased significantly during the fourth quarter of fiscal 2000. There was also an increase of $2.7 million in restricted cash during fiscal 2000 required for additional collateral to support additional energy purchases both in California and Pennsylvania.

      The most significant trend that has contributed to the decrease in our liquidity and capital resources during the six months ended January 31, 2002 was the significant decrease in energy prices to consumers and in the wholesale energy markets in California. During fiscal 2001, our liquidity and capital resources increased as a result of the significant increase in energy prices to consumers and in the wholesale energy markets in California. We believe that consumer energy prices have leveled off and will remain at their current level for the foreseeable future. The wholesale energy market has also stabilized after significant fluctuations during fiscal 2000 and fiscal 2001. Based upon current market conditions, we believe we should be able to enter into new contracts to purchase electricity at approximately the currently contracted rate upon the expiration of our current contract in June 2002. Therefore, based on these factors, we believe that our liquidity and capital resources will not be adversely affected in the coming year.

      As a result of market conditions in California during fiscal 2001, the credit worthiness of several participants in the marketplace with whom we conduct business has deteriorated significantly. The resulting impact on the Company has been a holdback of $3,696,854 in amounts due to us from the Automated Power Exchange (APX) relating to November 2000 and January 2001 activity. The APX has informed us that the holdbacks were made, in part, because PG&E and PX, which have declared bankruptcy, did not make their scheduled payments to the APX. We have established an allowance of $2,327,171 for doubtful accounts related to the APX holdbacks based upon our estimates of the amounts that will ultimately be collected from the APX. In addition, PG&E has withheld payments of approximately $1,104,000 from their remittances to us. Although we have filed a proof of claim in PG&E’s bankruptcy proceedings to recover these amounts, we have established an allowance for doubtful accounts in the amount of these withholdings.

      On September 20, 2002, the CPUC issued a ruling suspending “direct access” pursuant to legislation by the California state legislature requiring the CPUC to suspend “direct access” in California. The suspension of “direct access” means that retail electricity suppliers, such as the Company, will not be allowed to actively seek customers. This ruling permits the Company to keep its current customer base, but prohibits the Company from signing up new non direct access customers for an undetermined period of time. During June through September 2001, we entered into new long-term electric service agreements with several large commercial and industrial customers in California. The contracts were all completed prior to the September 20, 2001, CPUC ruling to suspend “direct access.” Based on the historical consumption data of these commercial and industrial customers, we expect these new contracts to add approximately 600 million kWhs annually at sales contract rates in the aggregate of $.089 per kWh. Delivery to these customers began in October 2001 and all the new customer meters were on-line by January 2002. In the event that the CPUC should retroactively invoke the suspension of direct access, all of these contracts would be void and the customers returned to their respective UDC. Revenues related to these contracts was $.7 million for the six months ended January 31, 2002. We are actively seeking relief from this ruling. There is no assurance that any legislative or legal appeal will give us relief from the state’s suspension of direct access.

      As of January 31, 2002, $15 million in cash was invested in Summit Energy Ventures. Under certain circumstances, we may, at our discretion, invest an additional $10 million in Summit. If this additional cash were invested with Summit, it would reduce the amount of cash that would otherwise be used for our growth initiatives.

      The initial $15 million credit facility that the Company obtained on June 29, 2000 was restructured on August 10, 2001. This restructuring provided the Company with more flexibility than the original agreement. The new line shortened the maturity date to June 30, 2002, compared to June 30, 2003. If we decide to evaluate alternative lenders and can find a lender with more favorable terms, we can make the change twelve months earlier without incurring a one percent pre-payment penalty. It also provides us with an opportunity to eliminate the .5% renewal fee. We reduced the limit of the credit facility from $15 million to $10 million to decrease the minimum interest charges. By reducing the credit facility limit, the minimum interest charge is calculated on $3.5 million (35% of $10 million) compared with the initial agreement’s $5.2 million (35% of $15 million). The interest rate charged remains the same at prime plus 1.75%. The cost to amend the original agreement was $20,000.

      On January 4, 2002, the Board of Directors of the Company approved a $10 million stock repurchase program. Under this program, the Company may purchase up to $10 million of its common stock, options and warrants from time to time over an 18 month period, in open market or privately negotiated, subject to market conditions and other factors.

      As of January 31, 2002, the Company has minimum contractual obligation as follows:

		For the Six
		Months	For the Years Ending July 31,
		Ended
	Total	July 31, 2002	2003	2004	2005

Electricity purchase contracts	$83,485,800	$30,773,820	$32,565,300	$20,146,680	$—

Notes payable under line of credit	3,578,753	3,578,753	—	—	—

Operating leases	1,475,072	422,700	652,949	371,835	27,588

	$88,539,625	$34,775,273	$33,218,249	$20,518,515	$27,588

      The Company is in negotiations to secure new California energy purchase contracts comparable to the existing contract which expires June 2002. Based upon current market conditions, we believe we should be able to enter into new contracts to purchase electricity at approximately the currently contracted rate.

      We expect that our existing funds, our existing line of credit and our cash flow from operations will be sufficient to fund our operations and meet our capital requirements for the next 12 months.

C. Inflation.

      Inflation has not been a material factor in either revenue or operating expenses during our existence.

D. Quantitative and Qualitative Disclosures About Market Risk.

      We do not have or use any derivative instruments as of January 31, 2002 nor do we have any plans to enter into such derivative instruments. We generally invest cash equivalents in high-quality credit instruments consisting primarily of high yielding money market funds, bankers acceptance notes and government agency securities with maturities of 90 days or less. We do not expect any material loss from our cash equivalents and, therefore, believe that our potential interest rate exposure is not material. We do not currently invoice customers in any currency other than the United States dollar. In addition, we do not currently incur significant expenses denominated in foreign currencies. Therefore, we believe that we are not currently subject to significant risk as a result of currency fluctuations.

      An electricity price change of per $.01 kWh, has an estimated annual impact on our net revenue of:

California	$18.1 million

Pennsylvania	$11.0 million

Item 3. Properties

      Our principal executive office is located in Tustin, California. This facility houses our administrative operations. The Company leases approximately 33,104 square feet of office space at these premises pursuant to a lease that expires on April 14, 2004.

      We lease additional office space for our operations in Cherry Hill, New Jersey. This additional space consists of 1,210 square feet pursuant to a three-year lease executed on August 25, 1999.

      We believe that our leased property is in good condition, is well maintained and is adequate for our current and immediately foreseeable operating needs.

Item 4. Security Ownership of Certain Beneficial Owners and Management

      The following table sets forth information with respect to beneficial ownership of our Series A Convertible Preferred Stock and Common Stock as of September 30, 2001 for:

•	each person known by us to beneficially own more than 5% of our Series A Convertible Preferred Stock or 5% of our common stock;

•	each executive officer named in the Summary Compensation Table set forth in Item 6 — “Executive Compensation”;

•	each of our directors; and

      • all of our executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Unless otherwise indicated, the address for those listed below is c/o Commonwealth Energy Corporation, 15901 Red Hill Avenue, Suite 100, Tustin, California 92780. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In preparing the table below, we have relied upon information supplied by such persons and our stock records. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or other convertible securities held by such persons that are exercisable or convertible within 60 days of April 30, 2002, but excludes shares of common stock underlying options held by any other person. The number of shares of preferred stock outstanding used in calculating the percentage for each listed person includes 226,000 disputed shares of preferred stock that Mr. Saline claims to own that are not reflected as outstanding in our records. See footnote (1) to the table below and “Item 8 — Legal Proceedings.” Percentage of beneficial ownership is based on 27,343,071 shares of common stock and 775,000 shares of Series A Convertible Preferred Stock outstanding as of April 30, 2002.

				Percent
Title of Class	Name	Amount		of Class

Series A Convertible Preferred Stock	Robert Perkins	25,000		2.50%
	Joseph P. Saline	352,000	(1)	35.16%

Common Stock	Ian B. Carter	2,400,000	(2)	8.09%
	Robert Perkins	352,000	(3)	1.28%
	Richard Paulsen	450,000	(4)	1.62%
	John Barthrop	300,000	(5)	1.09%
	James Oliver	250,000	(6)	*
	Brad Gates	100,000	(7)	*
	Junona Jonas	50,000	(8)	*
	Joseph P. Saline	704,000	(9)	2.52%

Series A Convertible Preferred Stock	Directors and Executive Officers as a Group	377,000	(10)	37.66%

Common Stock	Directors and Executive Officers as a Group	4,606,000	(11)	14.57%

*	Represents less than one percent.

(1)	Represents disputed shares of stock that Mr. Saline claims to own. Our position is that Mr. Saline does not beneficially own any shares of our capital stock. The shares listed in the table consist of shares that Mr. Saline claims (a) are owned by him and (b) are shares of preferred stock with two-for-one voting and conversion rights. Of the listed shares, 126,000 shares represent outstanding Series A Preferred Stock held of record by a third party that Mr. Saline claims to have purchased; and 126,000 represent shares of outstanding common stock held of record by a third party that Mr. Saline claims to have purchased (and further claims should be considered preferred stock). The remaining shares are not reflected as outstanding on our books. Mr. Saline has filed a lawsuit against us seeking to require us to recognize his alleged ownership of these disputed shares. The Superior Court of the State of California for the County of Orange has issued a preliminary injunction requiring us to recognize Mr. Saline’s ownership of 352,000 shares of preferred stock with two-for-one voting and conversion rights pending final resolution of the matter. We are vigorously contesting the underlying lawsuit. See “Item 8 — Legal Proceedings.” Under the rules of the Securities and Exchange Commission, Mr. Saline is deemed to be the beneficial owner of these shares because (pursuant to the court order) he has the power to vote these shares.

(2)	Includes an option to purchase 2,350,000 shares that may be exercised as shares within 60 days of April 30, 2002.

(3)	Includes an option to purchase 150,000 shares that may be exercised as shares within 60 days of April 30, 2002 and 25,000 shares of common stock issuable upon conversion of shares of Series A Convertible Preferred Stock.

(4)	Includes an option to purchase 450,000 shares that may be exercised as shares within 60 days of April 30, 2002.

(5)	Includes an option to purchase 298,000 shares that may be exercised as shares within 60 days of April 30, 2002.

(6)	Includes an option to purchase 250,000 shares that may be exercised as shares within 60 days of April 30, 2002.

(7)	Includes an option to purchase 100,000 shares that may be exercised as shares within 60 days of April 30, 2002.

(8)	Includes an option to purchase 50,000 shares that may be exercised as shares within 60 days of April 30, 2002.

(9)	Represents shares of common stock issuable upon conversion of the disputed shares of preferred stock that Mr. Saline claims to own, assuming a two-for-one conversion ratio. See note (1) above. The Superior Court of the State of California for the County of Orange has issued a preliminary injunction requiring Commonwealth to recognize Saline’s ownership of 352,000 shares of preferred stock with two-for-one voting and conversion rights pending final resolution of the matter. See “Item 8 — Legal Proceedings.” Under the rules of the Securities and Exchange Commission, Mr. Saline is deemed to be the beneficial owner of these shares because, pursuant to the court order, he has the power to vote these shares.

(10)	Includes the disputed shares of preferred stock that Mr. Saline claims to own. See note (1) above.

(11)	Includes the shares of common stock issuable upon conversion of the disputed shares of preferred stock that Mr. Saline claims to own, assuming a two-for-one conversion ratio. See note (9) above.

Item 5. Directors and Executive Officers

A. Identification of Directors.

      Our directors and their ages as of April 30, 2002 are as follows:

Name	Age	Position

Ian B. Carter	63	Chairman of the Board

Craig G. Goodman	52	Director

Robert C. Perkins	62	Director

Junona A. Jonas	58	Director

Joseph P. Saline, Jr.	61	Director

The directors of the Company serve as such until the next annual meeting of the shareholders of the Company or until their successors are elected and qualified.

Ian B. Carter — Chairman of the Board and Chief Executive Officer

      Mr. Carter has been a member of the Board since January 1999 and Chief Executive Officer since January 2000. For four months prior to that, he acted as Interim President. From June 1986 through September 1999, Mr. Carter spent 14 years with Coldwell Banker Commercial Brokerage, as an investment specialist. Prior to that, he spent four years as a Systems Engineer and Salesman with IBM. Mr. Carter spent almost seven years in the United States Army serving in Vietnam, Europe and the Pentagon. Mr. Carter received his Bachelor of Science (BS) degree in Engineering from the United States Military Academy at West Point, New York and his Master in Business Administration (MBA) in finance from the University of Southern California.

Craig G. Goodman — Director

      From 1997 to the present Mr. Goodman has served as the Chief Executive Officer of the National Energy Marketers Association, a national non-profit association representing a regionally diverse cross-section of wholesale and retail marketers of natural gas, electricity and energy-related products, services, information and technology. Mr. Goodman is admitted to the bars of the states of Texas and Florida, as well as Washington, D.C. and the U.S. Supreme Court. Mr. Goodman received his bachelor’s degree in economics with honors from the University of Maryland and a juris doctorate degree with a concentration in international corporate law and economics from the University of Miami School of Law.

Robert C. Perkins — Director

      Mr. Perkins has been a member of the Board since January 1999. For the past 30 years, Mr. Perkins has served as Chairman and CEO of Hospital Management Services providing financial and management consulting to hospitals and similar institutions. Mr. Perkins received his Bachelor of Science degree in accounting from Bob Jones University.

Junona A. Jonas — Director

      Ms. Jonas has been a member of the Board since January 2001. She brings experience from a career with PG&E that spanned from 1978 through 1999 during which time she served as the first President and COO of PG&E’s retail energy services subsidiary, Vantus Energy Corporation, and subsequently served as Vice President, Gas and Electricity Supply at PG&E. Ms. Jonas also served as past President and COO of utility.com. She currently serves as the General Manager of Alameda Power and Telecom. Ms. Jonas has a Bachelors degree from Santa Clara University and a Masters degree from Stanford and Cal State University Hayward.

Joseph P. Saline, Jr. — Director

      Mr. Saline has been a member of the Board since January 2001. Mr. Saline is currently an Operations Manager at Litton Industries in their Integrated Systems Division, and also serves on the board of directors of InterBill Inc. in Rohnert Park, California. Mr. Saline retired as a Colonel in the United States Air Force Reserve. He received a Bachelors degree from the University of Detroit and a Masters degree from Purdue University.

B. Identification of Executive Officers.

      Our executive officers and their ages as of April 30, 2002 are as follows:

Name	Age	Position

Ian B. Carter	63	Chief Executive Officer

Richard L. Paulsen	53	Chief Operating Officer

James L. Oliver	53	Chief Financial Officer

John A. Barthrop	58	General Counsel and Secretary

Richard L. Paulsen — Chief Operating Officer

      Mr. Paulsen has been the Chief Operating Officer since May 2000. Mr. Paulsen previously served as the CEO and President of Olicon Imaging Systems, Inc., a national supplier of diagnostic imaging products and services. Prior to that, Mr. Paulsen worked at Wieden and Kennedy, Inc. an advertising agency, as Executive Vice President and Chief Operating Officer. From 1978 to 1986, he started and financed the firm of Basic

Computer Systems, Inc., a national supplier of application software and systems. Mr. Paulsen graduated from Loyola University with a Bachelor of Science degree in mathematics.

James L. Oliver — Chief Financial Officer

      Mr. Oliver has been the Chief Financial Officer of the Company since November 1999. Mr. Oliver spent seven years with Emerson Electric Co. as Chief Financial Officer for two operating units. Prior to that, Mr. Oliver served as CFO for a business unit of Smithkline Beckman, as head of strategic and financial planning for an operating unit of Dresser Industries. He has consulted for a variety of companies including Snapple, the Stanley garage door opener business and the private equity firm of former U.S. Secretary of the Treasury, William E. Simon. Mr. Oliver received his Bachelor of Science degree in accounting and finance from the University of Southern California.

John A. Barthrop — General Counsel

      Mr. Barthrop has been our General Counsel since May 1999, and has over 30 years of experience practicing law and counseling businesses. Prior to accepting a position with us, he was a principal member of the business and litigation law firm of Smith, Sinek & Barthrop. He owned and operated his own law firm in Orange, California for over 15 years. He was General Counsel and Assistant to the President for Newman Properties, a national real estate development company, responsible for negotiating phased retail development projects in the Western states. He was also Associate General Counsel for the Beneficial Standard, a conglomerate involved in insurance, finance and real estate. Mr. Barthrop obtained a Bachelor of Science degree from the University of Washington and a Juris Doctorate from University of California, Hastings College of Law.

C. Family Relationships.

      There are no family relationships among directors, executive officers or persons nominated or chosen by the Company to become directors or executive officers.

Item 6. Executive Compensation

      The following table sets forth for each of the past three fiscal years, all compensation received for services rendered in all capacities by all persons serving as chief executive officer and each of the other current most highly compensated executive officers of our company.

Summary Compensation Table

					Long Term Compensation

	Annual Compensation				Awards	Payouts

(a)	(b)	(c)	(d)		(f)		(h)	(i)
				(e)		(g)
				Other		Securities
				Annual	Restricted	Underlying		All Other
Name and Principal	Fiscal			Compen-	Stock	Options/	LTIP	Compen-
Position	Year	Salary	Bonus	sation(2)	Award(s)	SARs(4)	Payouts	sation

Ian Carter,	2001	$313,336	$100,000	$15,600	—	300,000	$—	$—
Chief Executive Officer	2000	211,932	—	7,800	—	3,100,000 (3)	—	—
	1999	—	—	—	—	200,000	—	—

Frederick Bloom,	2001	—	—	—	—	—	—	92,138 (1)
Former Chief	2000	184,899	50,000	—	—	—	—	40,373 (1)
Executive Officer	1999	168,250	25,000	—	—	—	—	—

Richard Paulsen,	2001	248,326	50,000	4,155	—	900,000	—	—
Chief Operating Officer	2000	36,250	—	—	—	—	—	—

John Barthrop,	2001	150,971	40,000	4,800	—	500,000	—	—
General Counsel	2000	101,552	—	—	—	—	—	—
	1999	21,154	—	—	—	50,000	—	—

James L. Oliver,	2001	140,526	40,000	4,800	—	500,000	—	—
Chief Financial Officer	2000	76,058	—	2,800	—	—	—	—

(1)	Represents severance payments made in conjunction with the employee’s resignation and severance agreement effective June 1, 2000.

(2)	Represents auto allowance paid.

(3)	Includes options to purchase 2,400,000 shares pursuant to performance criteria in his employment contract.

(4)	This column represents options and are not to be confused with shares. Once earned these options may be exercised as stock at the designated option price.

      The compensation table above excludes $1,080,000 of stock-based compensation charged to operations in fiscal 2001 related to Mr. Carter’s performance-based stock options granted. The difference between the exercise price of these stock options and the estimated fair value of the Company’s common stock as estimated by the Company’s management for financial reporting purposes is recorded as stock-based compensation charges.

      We currently have in place our 1999 Equity Incentive Plan, pursuant to which 7,000,000 shares of common stock are reserved for issuance, to provide incentive compensation to our employees. Directors are eligible for the Company’s 1999 Equity Incentive Plan if they are both Directors and employees. At this time, Ian Carter is the Company’s only employee Director and is therefore the only Director that qualifies to participate in the tax benefits under this plan.

      The following table sets forth information concerning nonqualified stock options granted our 1999 Equity Incentive Plan to the executive officers during the fiscal year ended July 31, 2001.

Option/SAR Grants in Last Fiscal Year

					Potential realizable value at
		% of total			assumed annual rates of stock
	# of Securities	options			price appreciation for option
	underlying	granted			term
	options	to employee in	Exercise	Expiration
Name	granted	fiscal year	Price(1)	Date	5%	10%

Ian Carter	300,000	10.2%	$2.50	01/01/10	$471,671	$1,195,307

Richard Paulsen	900,000	30.5%	2.75	11/01/07	1,007,574	2,348,075

John Barthrop	500,000	16.9%	2.75	11/01/07	559,763	1,304,486

James L. Oliver	500,000	16.9%	2.75	11/01/07	559,763	1,304,486

(1)	All stock options were granted with exercise prices determined by the Board of Directors or Compensation Committee to be the fair market value of the underlying shares of Common Stock at the date of grant of the stock option. No trading market existed for the underlying stock at the date of grant of the stock options summarized in this table.

      The following table sets forth information concerning the aggregate stock options exercised by and granted to the executive officers during the fiscal year ended July 31, 2001.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values

Number of Securities
			underlying	Value of unexercised
			unexercised options	in-the-money options
	Shares		at July 31, 2001	at July 31, 2001
	acquired on	Value
Name and Principal Position	exercise	realized	Exercisable/Unexercisable	Exercisable/Unexercisable

Ian B. Carter, Chief Executive Officer	—	$—	1,950,000/1,650,000	$1,497,500/907,500

Richard Paulsen, Chief Operating Officer	—	—	225,000/775,000	67,500/232,500

John Barthrop, General Counsel	2,000	2,002	173,500/375,000	159,000/112,500

James L. Oliver, Chief Financial Officer	—	—	125,000/375,000	37,500/112,500

(A) Compensation Committee Interlocks

      Executive compensation is determined by a Compensation Committee elected by our Board of Directors. The Compensation Committee is currently comprised of: Robert Perkins, Craig Goodman and Ian Carter. The Compensation Committee meets periodically or on an as needed basis and decides compensation structure and amounts on the basis of comparable executive compensation structures and amounts as established by a peer group of companies, our performance and other factors as may be determined to be useful in making such determination by the Compensation Committee. Except for Mr. Carter, none of the Compensation Committee members are or has been an officer or employee of Commonwealth Energy Corporation. Mr. Carter recuses himself on compensation issues relating to himself. No member of the Compensation Committee is or has been a director or member of the compensation committee of another entity, one of whose executive officers serves or has served on our Compensation Committee. In addition, no member of the Compensation Committee is or has been a member of a compensation committee of another entity, one of whose executive officers is or has been a member of our Board of Directors. The Compensation Committee was formed by the Board in September 1999, and both Mr. Perkins and Mr. Carter were appointed to the Compensation Committee in December 1999. Mr. Goodman was appointed in January 2002 and replaced Mr. Gates (a former board member) on the Compensation Committee.

(B) Employment Agreements

      Ian B. Carter. Mr. Carter serves as Chairman and Chief Executive Officer of the Company pursuant to an employment agreement originally entered into on January 1, 2000, as amended and restated on November 1, 2000. The agreement provides for Mr. Carter’s employment through January 31, 2005.

      Mr. Carter received a base salary of $275,000 for the first twelve months of his employment and will receive a salary according to the following schedule, subject to possible increases which the Board of Directors may grant from time to time: $325,000 for the second twelve months, $375,000 for the third twelve months, $425,000 for the fourth twelve months and $500,000 for the fifth twelve months. In addition, Mr. Carter is entitled to receive a bonus of $100,000 and any additional discretionary cash bonus based on the Company’s results of operation. Under his employment agreement, Mr. Carter is eligible to earn options to purchase, in the aggregate, up to 4,500,000 shares of the Company’s common stock at an exercise price of $2.50 per share, expiring on January 1, 2010. The option includes the rights to purchase 700,000 shares upon the execution of his employment agreement, with 300,000 vested immediately and an additional 100,000 vest each January 1 from 2001 through 2004. As of January 4, 2002, 500,000 of such automatically vest options had vested. An additional option covering 2,300,000 shares were granted upon execution and is performance-based, vesting upon the occurrence of certain events as specified on page F-17 of the Notes to the Consolidated Financial Statements. As of January 4, 2002, 1,250,000 of such performance-based options had vested. Mr. Carter’s employment agreement further provides for the granting of up to 300,000 additional options each January from 2001 through 2004 upon meeting or exceeding the Company’s financial performance objectives as set forth in its business plans for years 2000 through 2004. The Company met said performance goal in 2000 and exceeded it by at least 10% in 2001, earning Mr. Carter the right to purchase 100,000 and 300,000 shares in January 2001 and January 2002, respectively. Prior to entering into, and separate from, his employment agreement, Mr. Carter had received 200,000 vested options. As of January 2002 Mr. Carter holds, in the aggregate options exercisable to purchase up to 2,350,000 shares of the Company’s common stock.

      If during the term of the agreement, Mr. Carter is terminated, leaves, or is replaced as a result of: (i) all or substantially all of the assets of the Company or more than fifty percent (50%) of the issued and outstanding voting shares of the Company being acquired by any one person or entity not then affiliated with the Company; (ii) control of the Company being taken over by a group of shareholders when no significant change of ownership has taken place; or (iii) a merger, acquisition, strategic alliance or any other event that could bring substantial capital into the Company, the Company will pay Mr. Carter an amount equal to eight times the annual base salary due him plus the amount of taxes payable by Mr. Carter under I.R.S. Code § 280G. In such events, Mr. Carter has the right to require the Company to repurchase all of his stock and all stock options referenced in his agreement, whether earned or unearned, at a value two (2) times the then aggregate price value of the Company’s stock.

      The Company may terminate Mr. Carter’s employment upon the occurrence of any of the following: Mr. Carter’s death, total disability, or for cause. “Total disability” is deemed to have occurred if Mr. Carter is incapacitated for 120 consecutive calendar days or for 150 calendar days (whether or not consecutive) in any 180 calendar day period. Upon a termination for death or total disability, the Company will continue to pay Mr. Carter for a period of one year thereafter or until expiration of the term of the agreement, whichever occurs first, his then current base salary and bonus. “For cause” is limited to a conviction, entry of plea of guilty or nolo contendere for any felony that would materially and adversely interfere with his ability to perform his services of his employment. In the event of a termination for cause, Mr. Carter is entitled to receive all compensation and benefits payable to him through the date of termination.

      Mr. Carter may only terminate his employment “for cause,” which is limited to either (i) the sale of all or substantially all of the Company’s assets to a person unaffiliated with the Company or the occurrence of a change of control without Mr. Carter’s consent or (ii) the Company’s material breach of the agreement. In the case of a termination described in (i) above, Mr. Carter is entitled to receive a payment equal to eight times his then current base salary. In the case of termination under (ii) above, Mr. Carter is entitled to receive a payment equal to the monetary value of all of the compensation and benefits payable to him for the remainder of the term.

      If at the expiration of the term, the Company has met or exceeded the projections set forth in the business plan, and the Company does not offer to extend Mr. Carter’s employment on terms no less favorable than those stated in the agreement, the Company will pay Mr. Carter a sum of $100,000 for a period of ten years. Mr. Carter will consult to the Company during that period and be Vice-Chairman of the Board.

      Richard L. Paulsen. Mr. Paulsen serves as Chief Operating Officer of the Company pursuant to an employment agreement entered into on November 1, 2000. The agreement provides for Mr. Paulsen’s employment through December 31, 2004.

      Mr. Paulsen will receive a base salary according to the following schedule, subject to increases which the CEO and the Compensation Committee may grant from time to time: $275,000 for the first twelve months of his employment, $325,000 for the second twelve months, $375,000 for the third twelve months and $425,000 per annum thereafter. Mr. Paulsen will be entitled to an annual cash bonus of $75,000 for calendar years 2001 and 2002, and $100,000 thereafter based upon the number of meters then under contract.

      If during the term of the agreement there is a Change in Control, then the Company will pay Mr. Paulsen a cash bonus equal to the sum of eight times his then annual base salary plus the amount of taxes payable by him under I.R.S. Code § 280G. A “Change in Control” is generally defined as any of the following: (i) any person acquires 50% or more of (A) the outstanding shares of Common Stock of the Company or (B) the combined voting power of the Company’s then-outstanding securities entitled to vote generally in the election of Directors; (ii) during any period of not more than two consecutive years, the incumbent Directors cease for any reason to constitute at least a majority of the Board of Directors; or (iii) a merger or consolidation resulting in the holders of voting securities of the Company outstanding immediately prior thereto failing to continue to represent at least 50% of the combined voting power of the voting securities of the Company, or the Company’s sale or disposition of all or substantially all of the Company’s assets or any transaction; (iv) the Company is subject to a hostile takeover in the form of a proxy fight; or (v) any other means that allows the Company to be controlled by a material change in the Board of Directors. In such events, Mr. Paulsen has the right to require the Company to repurchase all of his stock and all stock options referenced in his agreement, whether earned or unearned, at a value two (2) times the then aggregate price value of the Company’s stock, not to exceed $10.00 per share.

      The agreement will terminate upon the occurrence of any of the following: Mr. Paulsen’s death, “total disability” (as defined above), material breach of the agreement or fiduciary duty by Mr. Paulsen or written notice of Mr. Paulsen’s decision to terminate his employment. If Mr. Paulsen’s employment is terminated in any of the manners described above, he will be entitled to receive the base salary and benefits earned through the date of termination. If Mr. Paulsen’s employment is terminated for any other reason, then he will be entitled to receive (i) his base salary and benefits earned through the date of termination and (ii) an amount equal to one and one-half times his then current annual base salary.

      James L. Oliver. Mr. Oliver serves as Chief Financial Officer of the Company pursuant to an employment agreement entered into on November 1, 2000. The agreement provides for Mr. Oliver’s employment through December 31, 2004.

      Mr. Oliver will receive a base salary according to the following schedule, subject to increases which the CEO and the Compensation Committee may grant from time to time: $150,000 for the first twelve months of his employment, $180,000 for the second twelve months, $210,000 for the third twelve months and $240,000 per annum thereafter. Mr. Oliver will be paid an annual cash bonus of 30% of his then current annual salary provided that the Company has met or exceeded the projections in its annual business plan or as the Board of Directors deems appropriate.

      If during the term of the agreement there is a Change in Control (as defined above), then the Company will pay Mr. Oliver a cash bonus equal to the sum of four times Mr. Oliver’s then current annual base salary plus the amount of taxes payable by Mr. Oliver under I.R.S. Code § 280G. In the event of a sale of assets or any change of control as defined therein, Mr. Oliver shall have the right to require the Company to repurchase all of his stock and stock options, then earned or to be earned, at two (2) times the then aggregate price value of the Company’s stock not to exceed $10.00 per share.

      The agreement will terminate upon the occurrence of any of the following: Mr. Oliver’s death, “total disability” (as defined above), material breach of the agreement or fiduciary duty by Mr. Oliver or written notice of Mr. Oliver’s decision to terminate his employment. If Mr. Oliver’s employment is terminated in any of the manners described above, he will be entitled to receive the base salary and benefits earned through the date of termination. If Mr. Oliver’s employment is terminated for any other reason, then he will be entitled to receive (i) his base salary and benefits earned through the date of termination and (ii) an amount equal to one and one-half times his then current annual base salary.

      John A. Barthrop. Mr. Barthrop serves as Chief Legal Officer of the Company pursuant to an employment agreement dated November 1, 2000. The agreement provides for Mr. Barthrop’s employment through December 31, 2004.

      Mr. Barthrop will receive a base salary according to the following schedule, subject to possible increases which the CEO and the Compensation Committee may grant from time to time: $160,000 for the first twelve months of his employment, $185,000 for the second twelve months, $210,000 for the third twelve months and $240,000 per annum thereafter. Mr. Barthrop will be paid an annual cash bonus of 30% of his then current annual salary provided that the Company has met or exceeded the projections in its annual business plan or as the Board of Directors deems appropriate.

      If during the term of the agreement there is a Change in Control (as defined above), then the Company will pay Mr. Barthrop a cash bonus equal to the sum of four times Mr. Barthrop’s then current annual base salary plus the amount of taxes payable by Mr. Barthrop under I.R.S. Code § 280G.

      The agreement will terminate upon the occurrence of any of the following: Mr. Barthrop’s death, “total disability” (as defined above), material breach of the agreement or fiduciary duty by Mr. Barthrop or written notice of Mr. Barthrop’s decision to terminate his employment. If Mr. Barthrop’s employment is terminated in any of the manners described above, he will be entitled to receive his base salary and benefits earned through the date of termination. If Mr. Barthrop’s employment is terminated for any other reason, then he will be entitled to receive (i) the base salary and benefits earned through the date of termination and (ii) an amount equal to one and one-half times his then current annual base salary.

      Pursuant to the employment agreements dated November 1, 2000, Messrs. Paulsen, Barthrop and Oliver, have been granted an option to purchase an aggregate of 900,000, 500,000 and 500,000 shares, respectively, of the Company’s Common Stock. The options will have a three-year vesting period and an exercise price of $2.75 a share. All of the options will expire on November 1, 2007.

      Pursuant to the previous employment agreement entered into on May 6, 1999 with John Barthrop, he received an option to purchase 50,000 shares of our Common Stock.

(C) Directors’ Fees

      Each non-employee (outside) director is paid a quarterly retainer in the amount of $6,250 and a fee of $500 for each Board Meeting which the Board member attends. Directors who serve on Board committees (other than the chairman of such committee) are paid $300 for each committee meeting the Board member attends: the Committee Chairperson is paid $500 for each such committee meeting he attends. In connection with their election to our Board, Messrs. Perkins and Gates and Mrs. Jonas each receive an annual grant of options to purchase 50,000 shares of our common stock at an exercise price set by the Company from time to time. The option grants issued to Messrs. Perkins and Gates and Mrs. Jonas in fiscal 2001 have an exercise price of $2.75 per share.

(D) Change in Control Agreements

      We have entered into employment agreements with certain of our executive officers, which, among other things, provide for severance and other benefits if, during the term of the such agreements (i) all or substantially all of the assets of Commonwealth Energy Corporation or more than fifty percent (50%) of the issued and outstanding voting shares of the Commonwealth Energy Corporation are, in any transaction or series of transactions, acquired by any one person or entity not then affiliated with the Company, or (ii) control of Commonwealth Energy Corporation is taken over by a group of shareholders when no significant change of ownership has taken plan, or (iii) a liquidity event such as a merger, acquisition, strategic alliance or any other event that could bring substantial capital into the company and any of these events listed require that such officer be terminated, leave the company, be replaced or any other event that no longer allows or requires such officer to remain with the Company. Certain change in control rights include the right to require the Company to repurchase all of the employee’s stock and stock options, earned or to be earned at two (2) times the aggregate price value of the Company’s stock.

Item 7. Certain Relationships and Related Transactions

      None.

Item 8. Legal Proceedings

      From time to time, we have been and may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of the date of this report, we are not a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on our results of operations or financial position.

      We had sued Frederick M. Bloom, the founder and former Chairman and Chief Executive Officer of our company, in an action entitled Commonwealth Energy Corporation, et al. v. Bloom in Orange County Superior Court case number 00CC15507. The causes of actions included, inter alia, on behalf of both the

Company and its subsidiary electricAmerica, Inc. against Mr. Bloom, fraud regarding issuance of Commonwealth shares, (the complaint specifies Mr. Bloom failed to pay the amount he stated he paid for the founder’s shares), fraud in obtaining an employment agreement, fraud in obtaining severance agreement, corporate waste based on breach of fiduciary duty to us by his failure to exercise the due care and loyalty, and breach of fiduciary duty regarding signing and submitting information to the CPUC. Mr. Bloom filed a counterclaim against the Company alleging breach of fiduciary duty, declaratory relief, breach of contract, rescission of Accommodation Agreement, and for specific recovery of personal property. On August 10, 2001, we settled the claims and related counterclaims filed in the litigation. The material terms of the settlement provided that we pay Mr. Bloom $4,790,000 in unspecified damages, and an additional $2,400,000 to purchase 1,175,160 shares of our common stock claimed to be held by Mr. Bloom and his affiliates. The settlement agreement also confirmed the fact that the remaining 4,720,000 shares of our common stock claimed to be held by Mr. Bloom and his affiliates were void. As a material part of the settlement, Mr. Bloom also confirmed that his record ownership of and voting rights to a separate 1,200,000 shares had been forfeited and he agreed to release any claims under an Accommodation Agreement dated May 31, 2000 and agreed that he would have no future ownership in Commonwealth Energy Corporation. Finally, Mr. Bloom agreed not to compete with our business for two years in certain specified energy-related areas.

      On August 16, 2001, Joseph P. Saline, a member of our Board filed a civil suit against us seeking the production of certain corporate records. We have provided Mr. Saline with documents he requested under the protection of a court order which prohibits him from disclosing those documents to other persons outside of our Board of Directors. On October 29, 2001, Mr. Saline filed a claim for certain preferred shareholder rights which differ from the rights set forth in the Certificate of Determination concerning preferred shares filed with the California State Department of Corporations. The Company has answered and filed a cross-action for declaratory relief. Mr. Saline obtained an interim court order allowing him to claim the right, as a preferred shareholder, to vote 704,000 shares at the Company’s November 2001 annual shareholder meeting. The interim court order is being aggressively contested by the Company. Mr. Saline’s claim is based in part on a contract he made with Mr. Bloom on behalf of Commonwealth, that does not conform to the recorded Certificate of Determination regarding the rights, privileges and restrictions of the preferred shares. On May 15, 2002, in connection with another pending lawsuit filed by Mr. Saline and others, which is described below, we entered into a settlement agreement with the plaintiffs, pursuant to which, among other things, we agreed to submit these pending lawsuits that Mr. Saline has filed against us to professional mediation. The lawsuits are still pending.

      We settled a contested matter with the CPUC relating to Mr. Bloom’s failure to disclose in the CPUC’s updated Energy Service Provider application signed by Mr. Bloom in 1998, of seven regulatory actions resulting in cease and desist sanctions filed against Mr. Bloom. For Mr. Bloom’s failure to disclose these sanctions, the CPUC imposed a fine of $140,000. The CPUC also alleged that we, under the direction of Mr. Bloom, illegally supplemental billed approximately 20,200 customers in early 1999. While we contested this claim, we agreed, as part of the settlement, to return funds received from those customers who were billed, to pay an audit fee and to pay fines for 159 violations related to supplemental billing complaints that were documented by the Consumer Services Division (“CSD”) of the CPUC. The total settlement amount of $256,500 was recorded as expense of $100,000 in fiscal 2000 and $156,500 in fiscal 2001, in our consolidated financial statements. We have agreed to cooperate fully with any state or federal regulatory or law enforcement agency, in any investigation of the activities of Mr. Bloom during the period he served as an officer of our company. The settlement terms require that if Mr. Bloom returns in any capacity whatsoever as a director, officer, or employee, of Commonwealth or any of its subsidiaries at any time, we must immediately file a formal application for re-registration with the CPUC under Code #394.1(a), disclosing the resumed relationship. The settlement was adopted by the CPUC on July 15, 2001.

      We settled a complaint filed by the Department of Corporations (“DOC”) in an action entitled The People of the State of California v. Commonwealth Energy Corporation, Los Angeles Superior Court, case No. BC245014. The agreed judgment is in the form of an injunction and ancillary relief and was filed on February 13, 2001. The DOC’s complaint was based upon activities that took place from September 1997 to October 1999, a period during which Mr. Bloom and other members of our former management were in charge of operations. The investigation that led to the complaint centered around the sale of our restricted securities. As part of the settlement, we agreed to cooperate with the Commissioner of Corporations and the DOC in connection with any further investigation arising out of the events described in the complaint, including any investigation of former officers, directors, or employees. We paid $150,000 in civil penalties as part of the DOC settlement in February, 2001. The Company has agreed to cooperate with the DOC in any future investigation it may conduct against Mr. Bloom or any other former members of management.

      On February 1, 2002, Joseph Saline, Kevin Biswell, Joseph O’Gundiji and Michael Doak filed a complaint in California Superior Court against us challenging the election of one of the Company’s directors at the 2001 annual meeting of shareholders. Plaintiffs contend that Mr. Biswell should have been elected as the fifth member of the five-member board. On May 15, 2002, we entered into a settlement agreement with the plaintiffs, pursuant to which the parties stipulated to a court order that reversed the proxy vote of plaintiffs and their affiliates at our Annual Meeting of Shareholders held on November 27, 2001 against the proposed amendment to our bylaws to provide for a variable Board to be comprised of between five and nine members. As a result, the proposed amendment to our bylaws is deemed to be approved. In addition, the parties agreed (a) to provide for a variable Board to be comprised of between five and nine members with the exact number of directors to be set by the Board of Directors at seven; (b) to a set of procedures for the appointment of two new mutually acceptable directors to the Board; (c) that Joseph Saline will be entitled to receive compensation for his service as a nonemployee director; (d) that Kevin Biswell will be appointed to our Advisory Committee; (e) to mediate the other pending lawsuits that Mr. Saline has filed against us; and (f) to dispute resolution procedures and to the payment of costs related to the disputes. On June 5, 2002, the court issued an order approving and implementing the settlement agreement.

      Thirteen former stock sales employees led by Mr. David James commenced a lawsuit against us on February 23, 2001 in Orange County Superior Court alleging that former management had agreed to issue additional deeply discounted stock options to them as additional compensation for stock sales but that we had not issued all of the stock options allegedly earned. Our books and related records reflect the right to issuance in the aggregate of stock options covering 1,221,000 shares of Common Stock to which we believe they are entitled. The plaintiffs have not identified the basis for the number of respective shares under option each believes he or she is owed and we, therefore, cannot estimate the impact on our capital structure should they succeed in whole or in part in their lawsuit. In our cross-complaint against these individuals, we have alleged that various plaintiffs committed breach of conduct, unfair business practices, misappropriation of trade secrets, intentional interference with prospective economic advantage, unjust enrichment, slander and fraud.

      There can be no assurance that there are no other employees or former employees with similar claims and disputes related to stock option grants.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

      There is currently no established public trading market for any class of our equity securities. As of April 30, 2002, 10,201,192 shares of our Common Stock are reserved for the exercise of outstanding stock options, 100,000 shares of our Common Stock are reserved for the exercise of outstanding warrants, and 775,000 shares of our Common Stock are reserved for issuance upon conversion of currently outstanding shares of our Series A Convertible Preferred Stock and other than pursuant to an employee benefit plan or dividend reinvestment plan, we are not currently offering or proposing to offer any shares of our Common Stock for sale to the public.

      As of April 30, 2002, there were approximately 2,573 holders of our Common Stock and 61 holders of our Series A Convertible Preferred Stock.

      We have declared and paid cash dividends on our Series A Convertible Preferred Stock. We currently intend to retain future earnings for use in our business and do not anticipate declaring or paying any dividends on shares of our Common Stock in the foreseeable future.

      As of April 30, 2002, all outstanding shares may be sold pursuant to Rule 144 under the Securities Act of 1933, as amended. We currently have no outstanding obligations to register shares for sale by security holders.

Item 10. Recent Sales of Unregistered Securities

      We have sold or issued the following securities during the last three years in reliance upon the exemption from registration provided by Section 3(a)(11) of the Securities Act of 1933, as amended. While the Company did not seek to rely on the safe harbor provided by Rule 147 promulgated under the Securities Act, we believe that all of the transactions summarized below complied with the requirements of Section 3(a)(11) for the following reasons: At the time of each such sale, and for the most recent fiscal year immediately preceding such sale, the company was a California corporation, maintained its principal office in California, derived at least 80 percent of its gross revenues from operations within California, had at least 80 percent of its assets located within California, intended to use, and did use, at least 80 percent of the net proceeds of the sales of the securities in the operation of its business in California and had a reasonable basis for believing that each purchaser resided in, and was doing business in, California. In addition, within a period of nine months after such sales, none of the purchasers had given the company notice of any resales of the securities to persons residing outside of California.

      On or about September 15, 1998, we sold an aggregate of 3,773,256 shares of our common stock to 484 investors at a price per share of $2.63, receiving gross proceeds in the amount of $9,905,216 in cash.

      On or about November 1, 1998, we sold an aggregate of 1,962,443 shares of our common stock to 284 investors at a price per share of $3.75, receiving gross proceeds in the amount of $7,359,510 in cash.

      On or about January 1, 1999, we sold an aggregate of 2,538,897 shares of our common stock to 499 investors at a price per share of $3.75, receiving gross proceeds in the amount of $9,520,837 in cash.

      During the period beginning on or about May 15, 1999 and through October 29, 1999, we sold an aggregate of 2,678,084 shares of our common stock to 718 investors at a price per share of $5.50, receiving gross proceeds in the amount of $14,729,571 in cash.

      On June 28, 2000, we issued a warrant to purchase up to 100,000 shares of our common stock, at $5.50 per share, to Coast Business Credit, as partial consideration for a credit facility made available to us by Coast Business Credit.

      In December of 1998, January of 1999 and April of 1999, we issued stock options exercisable for an aggregate of 1,936,250 shares of our common stock to 46 individuals in return for consulting and other services having an aggregate value of $3,869,606, 1,483,500 of which are exercisable at $0.05 per share, 27,750 of which are exercisable at $1.00 per share and 425,000 of which are exercisable at $3.75 per share.

      In June and July of 2000, we issued stock options exercisable for an aggregate of 21,000 shares of our common stock, at an exercise price of $1.00, to 3 individuals in return for consulting and other services having an aggregate value of $31,500.

      In August, September, October, November and December of 1998, we issued stock options exercisable for an aggregate of 1,782,090 shares of our common stock to 76 employees and directors, 957,840 of which are exercisable at $0.01 per share, 57,500 of which are exercisable at $0.05 per share, 450,000 of which are exercisable at $0.50 per share and 316,750 of which are exercisable at $1.00 per share.

      In January, February, March, May, July and August of 1999, we issued stock options exercisable for an aggregate of 374,000 shares of our common stock to 14 employees and directors, 50,000 of which are exercisable at $0.05 per share, 100,000 of which are exercisable at $0.25 per share, 100,000 of which are exercisable at $0.50 per share and 124,000 of which are exercisable at $1.00 per share.

      In January, April, July, August, November and December of 2000, we issued stock options exercisable for an aggregate of 6,100,000 shares of our common stock to 12 employees and directors, 3,600,000 of which are exercisable at $2.50 per share and 2,500,000 of which are exercisable at $2.75 per share.

      In January of 2001, we issued stock options exercisable for an aggregate of 450,000 shares of our common stock to 3 employees and directors, 300,000 of which are exercisable at $2.50 per share and 150,000 of which are exercisable at $2.75 per share.

      In September, October and December of 1998, we issued stock options exercisable for an aggregate of 220,550 shares of our common stock to 7 consultants and vendors in return for consulting and other services having an aggregate value of $573,797, 110,000 of which are exercisable at $0.01 per share, 100,500 of which are exercisable at $0.05 per share, and 10,050 of which are exercisable at $1.00 per share.

      In January and March of 1999, we issued stock options exercisable for an aggregate of 34,125 shares of our common stock, at an exercise price of $1.00 per share, to 4 consultants and vendors in return for consulting and other services having an aggregate value of $95,550.

      In January and April of 2000, we issued stock options exercisable for an aggregate of 1,052,500 shares of our common stock, at an exercise price of $2.50 per share, to 4 non-employee members of our advisory board in return for consulting and other services and one ex-employee in connection with a severance agreement having an aggregate value of $436,577.

      The proceeds of $27,437,232 from the sales of common stock, net of issuance costs, for the year ended July 31, 1999 was used primarily to fund operating activities of $19,448,666, which included an increase in accounts receivables. A total of $3,406,000 was pledged as collateral for letters of credit in connection with the agreements for the purchase of electric power. Additionally, proceeds were used to purchase property and equipment of $1,988,000 and intangible asset of $500,000.

      The proceeds of $12,868,856 from the sale of common stock, net of issuance costs, for the year July 31, 2000 was used primarily to fund operating activities of $15,842,885, which included an increase in accounts receivables.

Item 11.   Description of Registrant’s Securities to be Registered

  Common Stock

      Although we became obligated to register our common stock under Section 12(g)(1) of the Securities Exchange Act of 1934, as amended (the “Act”), by the end of 1999, we were not able to file our registration statement until August 2001. The end of 1999 was the early stage of a transition period for our new management team. Our current management team found the corporate, financial and stock records, reports and documentation of our company in poor condition. Proper internal reviews and independent audits and investigations were necessary before registration on Form 10 and proper public disclosure could be made. Internal review and external audits took many months before we were able to represent the financial and corporate condition of our company to the Securities and Exchange Commission and the public trading markets. Registration under the Act prior to conclusion of all of these reviews and audits was of great concern to management because of the potential for materially misleading disclosures. By November 2000 our independent audits were completed and corporate and legal investigations continued until August 2001 when we determined sufficient due diligence had been completed to support public disclosure and our Registration on Form 10 was filed.

      All Shares of Common Stock entitle the holder thereof to: (i) one vote for each share held of record on all matters submitted to a vote of shareholders, (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets upon liquidation of our Company. All shares of our stock are entitled as a matter of California law to cumulate votes for the election of directors. Our shareholders have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and nonassessable. There are no provisions in our Articles of Incorporation or Bylaws that would delay, defer or prevent a change in control of the Company.

  Preferred Stock

      The convertible preferred stock provides for cumulative dividends which accrue at an annual rate of 10% and are payable at the discretion of the Company. Each convertible preferred share is convertible into one share of the Company’s common stock at the shareholder’s discretion and have full voting rights. Preferred shareholders are entitled to preferred liquidation rights over common stock in the amount of $1.00 per share plus an amount equal to all declared but unpaid dividends.

  Shareholder Rights Plan

      On January 4, 2002, our Board of Directors declared a dividend distribution of one preferred stock purchase right (a “Right”) for each share of our common stock. The dividend was payable to stockholders of record at the close of business on January 4, 2002 (the “Record Date”) and in respect of all shares of common stock that become outstanding after the Record Date and prior to the earliest of (a) the Distribution Date (as defined below), (b) the redemption of the Rights, (c) the exchange of the Rights and (d) the expiration of the Rights. Except as described herein and subject to adjustment as provided in the Rights Agreement (as such term is hereinafter defined), each Right entitles the registered holder to purchase from us 1/1000th of a share of our Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a purchase price of $50 per share (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 4, 2002 (the “Rights Agreement”), between us and Computershare Trust Company, as Rights Agent (the “Rights Agent”). A copy of the Rights Agreement has been filed with the Securities and Exchange Commission. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by this reference.

      The Rights will be evidenced, with respect to any shares of Common Stock outstanding on the Record Date, by Common Stock certificates outstanding on such date and not separate certificates until the earliest of (a) ten days following the date of public disclosure that a person or group, together with persons affiliated or associated with it (an “Acquiring Person”), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), (b) ten business days following commencement or disclosure of an intention to commence a tender offer or exchange offer by a person or group other than us and certain related entities if, upon consummation of such offer, such person or group, together with persons affiliated or associated therewith, would beneficially own 15% or more of the outstanding shares of Common Stock , and (c) ten business days following a determination by our Board of Directors that a person, as such term is defined below (referred to herein as an “Adverse Person”), alone or together with persons affiliated or associated therewith, has become the beneficial owner of more than 10% of the outstanding shares of Common Stock and that (A) such beneficial ownership is intended to cause us to repurchase the Common Stock beneficially owned by such person or to cause pressure on us to take action or enter into transactions intended to provide such person with short-term financial gain under circumstances where our Board of Directors determines that our best long-term interests would not be served by taking such action or entering into such transactions or (B) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on our business or prospects; provided, however, that our Board of Directors shall not declare any person to be an Adverse Person if such person has reported or is required to report its ownership of Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or on Schedule 13D under the Exchange Act which Schedule 13D does not state any intention to, or reserve the right to, control or influence us or engage in certain other actions, so long as such person neither reports nor is required to report such ownership other than as so described (the earlier of such dates being the “Distribution Date”). Until the Distribution Date (or earlier redemption or expiration of the Rights), the transfer of Common Stock will also constitute transfer of the associated Rights. Following the Distribution Date, separate certificates will evidence the Rights.

      The Rights will first become exercisable on the Distribution Date (unless sooner redeemed); provided, however, that no Rights will be exercisable at any time that the Rights are subject to redemption by us in accordance with the terms of the Rights Agreement. The Rights will expire at the close of business on January 4, 2012 (the “Expiration Date”), unless earlier redeemed by us as hereinafter described.

      The Purchase Price and the number of shares of Preferred Stock or other securities, cash or other property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (a) in the event of a stock dividend or distribution on, or a subdivision, combination or reclassification of, the Preferred Stock, (b) upon the grant to holders of the Preferred Stock of certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock or (c) upon the distribution to holders of the Preferred Stock of other securities, cash (excluding regular periodic cash dividends, property, evidences of indebtedness or assets).

      The number of outstanding Rights and the number of 1/1000th of a share of Preferred Stock issuable upon exercise of each Right and the Purchase Price are also subject to adjustment in the event of a stock dividend on the Common Stock or a stock split of the Common Stock or subdivision, consolidation or combination of the Common Stock occurring, in any case, prior to the Distribution Date.

      If (a) a person acquires beneficial ownership of 15% or more of the Common Stock, or (b) we are the surviving corporation in a merger with an Acquiring Person and the Common Stock remains outstanding and unchanged, the Rights will “flip in” and entitle each holder of a Right, except as provided below, to purchase, upon exercise at the then-current Purchase Price, that number of shares of Common Stock having a market value of two times the Purchase Price.

      In the event that, following the Distribution Date, we are acquired in a merger or other business combination in which the Common Stock does not remain outstanding or is changed or 15% or more of our consolidated assets or earning power is sold, leased, exchanged or otherwise transferred or disposed of (in one transaction or a series of related transactions) the Rights will “flip over” and entitle each holder of a Right to purchase, upon the exercise of the Right at the then-current Purchase Price, that number of shares of common stock of the acquiring company (or, in certain circumstances, one of its affiliates) which at the time of the transaction would have a market value of two times the Purchase Price.

      Any “flip-in” event or “flip-over” event is a “triggering event.”

      Any Rights beneficially owned at any time on or after the Distribution Date by an Acquiring Person or an Adverse Person or any affiliate or associate of an Acquiring Person or Adverse Person (whether or not ownership is subsequently transferred) will become null and void upon the occurrence of a triggering event, and any such holder of Rights will have no right to exercise such Rights.

      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

      At any time prior to the earlier of (a) the close of business on the tenth day following the Stock Acquisition Date (with the possibility for the Board of Directors to extend this time for an additional ten days) and (b) the Expiration Date, we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. We may, at our option, pay such redemption price in cash, shares of Common Stock (based on the market price of the Common Stock at the time of redemption) or any other form of consideration deemed appropriate by our Board of Directors. Immediately upon the action of our Board of Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights thereafter will be to receive the applicable redemption price.

      We may, at any time after the occurrence of a triggering event, provided that all necessary regulatory approvals have been obtained, exchange the Rights (other than Rights owned by the Acquiring Person or an Adverse Person), in whole or in part, at a ratio of one share of Common Stock per Right, subject to adjustment.

      Until a Right is exercised, the holder has no rights as a stockholder, including, without limitation, the right to vote or to receive dividends or distributions.

      At any time prior to the Distribution Date, we may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date will occur), except the Purchase Price, the number of shares of Preferred Stock, other securities, cash or other property obtainable upon exercise of a Right, the redemption price or the Expiration Date. Thereafter, the Rights Agreement may be amended only to cure ambiguities, to correct inconsistent provisions or in ways that do not adversely affect the holders of the Rights.

      In the event of any merger or other business combination in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive two times the amount received per share of Common Stock. Customary antidilution provisions protect these rights.

      Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the 1/1000th of a share of Preferred Stock purchasable upon exercise of each Right is intended to approximate the value of one share of Common Stock.

      The Rights have certain anti-takeover effects. The Rights may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The Rights should not interfere with any merger or other business combination approved by our Board of Directors because, at any time until ten days following the Stock Acquisition Date, subject to extension by the Board of Directors for a period of time up to ten additional days, the Rights may be redeemed by us at $0.001 per Right.

Item 12.   Indemnification of Officers and Directors

      Article Five of our Articles of Incorporation contains a provision that eliminates the personal liability of a director for monetary damages to the fullest extent permissible under California law.

      We maintain policies of directors and officers insurance with National Union Fire Insurance Company in the aggregate amount of $20 million with a deductible of $75,000.

Item 13.   Financial Statements and Supplementary Data

      See the index included at “Item 15, Financial Statements and Exhibits”.

Item 14.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

      None

Item 15.   Financial Statements and Exhibits

(a)(1) Index to Consolidated Financial Statements:

(a)(2) Index to Condensed Consolidated Interim Financial Statements (unaudited):

Condensed consolidated balance sheet at January 31, 2002	F-24

Condensed consolidated statements of income for the six months ended January 31, 2001 and 2002	F-25

Condensed consolidated statements of cash flows for the six months ended January 31, 2001 and 2002	F-26

Notes to condensed consolidated financial statements	F-27

(a)(3) Schedule II — Valuation and Qualifying Accounts

      All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(b)	The following exhibits are attached hereto, as required by Item 601 of Regulation S-K:

Exhibit
Number	Title of Exhibit

3.1	Articles of Incorporation of Commonwealth Energy Corporation dated August 14, 1997 and filed with the Secretary of State of the State of California on August 15, 1997*
3.2	Certificate of Amendment of Articles of Incorporation of Commonwealth Energy Corporation dated December 31, 1998 and filed with the Secretary of State of the State of California on February 19, 1999*
3.3	Bylaws of Commonwealth Energy Corporation, as amended
3.4	Certificate of Determination of Commonwealth Energy Corporation dated September 22, 1997 and filed with the Secretary of State of California on March 13, 1998**
10.1	Power Purchase Agreement dated April 27, 1999, between Commonwealth Energy Corporation and Calpine Power Services Company†
10.2	First Amendment to Power Purchase Agreement dated as of April 29, 1999†
10.3	Second Amendment to Power Purchase Agreement dated as of May 28, 1999, between Commonwealth Energy Corporation and Calpine Power Services Company****†
10.4	Loan and Security Agreement dated June 28, 2000 between Commonwealth Energy Corporation, electricAmerica, Inc. and electric.com, Inc. and Coast Business Credit*
10.5	Warrant dated June 28, 2000, issued by Commonwealth Energy Corporation in favor of Coast Business Credit.*
10.6	Limited Liability Company Agreement of Summit Energy Ventures, LLC, as amended by the First Amendment to the Limited Liability Company Agreement of Summit Energy Ventures, LLC, dated August 2001**
10.7	PECO Energy Company Confirmation Agreement dated January 30, 2001.*
10.8	Exelon Generation Company, LLC Confirmation Agreement dated May 13, 2001*
10.9	Standard Office Lease — Gross dated April 1, 1997, for property located at 15941 Redhill Avenue, Suite 200, Tustin, California, together with Rules and Regulations and Work Letter attached thereto*
10.10	Standard Sublease dated November 12, 1998, between Kurt Busch and Commonwealth Energy Corporation, for property located at 15991 Redhill Avenue, Suite 200, Tustin, California.*
10.11	Severance Agreement dated June 1, 2000, among Commonwealth Energy Corporation, electricAmerica, Inc. and Frederick M. Bloom*
10.12	Employment Agreement dated January 1, 2000, between Commonwealth Energy Corporation and Ian Carter, as modified by an Addendum to Employment Agreement dated as of November 1, 2000*
10.13	Employment Agreement dated November 1, 2000, between Commonwealth Energy Corporation and Richard Paulsen**
10.14	Employment Agreement dated November 1, 2000, between Commonwealth Energy Corporation and James Oliver**
10.15	Employment Agreement dated November 1, 2000, between Commonwealth Energy Corporation and John Barthrop**
10.16	Commonwealth Energy Corporation 1999 Equity Incentive Plan for Employees*
10.17	Amendment Number 6 to lease by and between Warner/Redhill Associates and Frederick Michael Bloom**
10.18	Commonwealth vs. Bloom Settlement Agreement Terms dated August 10, 2001***

Exhibit
Number	Title of Exhibit

10.19	Second Amendment to the Limited Liability Company Agreement of Summit Energy Ventures, LLC****
10.20	Commonwealth Energy Corporation Summary of Rights to Purchase Preferred Stock****
21.1	Subsidiaries of the Registrant*

*	Each of these exhibits is incorporated herein by reference to Commonwealth Energy’s Form 10 filed with the Securities and Exchange Commission on August 9, 2001 (File No. 000-33069).

**	Each of these exhibits is incorporated by reference to Commonwealth Energy’s Form 10A filed with the Securities and Exchange Commission on November 14, 2001 (File No. 000-33069).

***	Each of these exhibits is incorporated by reference to Commonwealth Energy’s Form 10Q filed with the Securities and Exchange Commission on December 17, 2001 (File No. 000-33069).

****	Each of these exhibits is incorporated by reference to Commonwealth Energy’s Form 10 filed with the Securities and Exchange Commission on April 3, 2002 (File No. 000-33069).

†	Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors

Commonwealth Energy Corporation

      We have audited the accompanying consolidated balance sheets of Commonwealth Energy Corporation as of July 31, 2000 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended July 31, 2001. Our audit also included the financial statement schedule for each of the three years in the period ended July 31, 2001 listed in the index at Item 15(a)(3). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Commonwealth Energy Corporation at July 31, 2000 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ ERNST & YOUNG LLP

Orange County, California

October 12, 2001

COMMONWEALTH ENERGY CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	July 31,

	2000	2001

Current assets:

Cash and cash equivalents	$4,213,168	$41,114,046

Accounts receivable:

Billed	17,468,027	16,818,659

Unbilled	6,333,096	3,338,172

Green power credits	2,806,508	1,176,611

	26,607,631	21,333,442

Less allowance for doubtful accounts	(1,458,984)	(3,946,388)

Net accounts receivable	25,148,647	17,387,054

Prepaid income taxes	—	2,109,997

Deferred tax asset	—	6,607,711

Prepaid expenses and other current assets	795,539	3,943,625

Total current assets	30,157,354	71,162,433

Property and equipment, net	3,316,877	3,606,078

Restricted cash	6,146,339	28,242,911

Other assets:

Intangible assets	997,500	945,000

Deposits and notes receivable	972,135	388,466

Deferred tax asset	—	2,671,058

Total other assets	1,969,635	4,004,524

Total assets	$41,590,205	$107,015,946

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$8,148,848	$9,404,851

Notes payable under line of credit	5,281,272	3,888,072

Other current liabilities	3,924,083	7,685,954

Total current liabilities	17,354,203	20,978,877

Commitments and contingencies

Shareholders’ equity:

Convertible preferred stock — 10,000,000 shares authorized with no par value; 939,000 and 862,500 shares issued and outstanding in 2000 and 2001, respectively	1,053,972	842,112

Common stock — 50,000,000 shares authorized with no par value; 29,333,164 and 29,360,363 shares issued and outstanding in 2000 and 2001, respectively	58,740,149	60,304,847

Retained earnings (accumulated deficit)	(35,558,119)	24,890,110

Total shareholders’ equity	24,236,002	86,037,069

Total liabilities and shareholders’ equity	$41,590,205	$107,015,946

See accompanying notes.

COMMONWEALTH ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended July 31,

	1999	2000	2001

Retail energy sales	$35,583,644	$87,320,533	$99,981,187

Wholesale energy sales	—	—	79,303,586

Net energy sales	35,583,644	87,320,533	179,284,773

Green power credits	3,540,405	12,303,794	3,978,989

Net revenue	39,124,049	99,624,327	183,263,762

Direct energy costs	38,728,563	86,731,876	76,615,138

Gross margin	395,486	12,892,451	106,648,624

Selling and marketing expenses	2,038,139	6,211,360	3,597,001

General and administrative expenses	11,184,025	15,380,674	21,183,396

Stock-based compensation charges	5,718,410	445,277	1,080,000

Income (loss) from operations	(18,545,088)	(9,144,860)	80,788,227

Interest income	128,946	586,479	2,319,628

Interest expense	(5,585)	(87,708)	(726,446)

Income (loss) before provision for income taxes	(18,421,727)	(8,646,089)	82,381,409

Provision for income taxes	—	—	21,851,992

Net income (loss)	$(18,421,727)	$(8,646,089)	$60,529,417

Net income (loss) per common share (1999 and 2000 restated — Note 1):

Basic	$(.84)	$(.30)	$2.06

Diluted	$(.84)	$(.30)	$1.77

Stock-based compensation charges relate to the following:

Selling and marketing expenses	$1,454,427	$423,500	$—

General and administrative expenses	4,263,983	21,777	1,080,000

	$5,718,410	$445,277	$1,080,000

See accompanying notes.

COMMONWEALTH ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended July 31, 1999, 2000 and 2001

				Convertible		Retained
	Common Stock			Preferred Stock		Earnings
						(Accumulated
	Shares		Amount	Shares	Amount	Deficit)	Total

Balance at July 31, 1998	16,928,526	(A)	$10,567,314	939,000	$885,232	$(8,321,563)	$3,130,983

Proceeds from sales of common stock, net of issuance costs of $7,399,016	9,686,945		24,382,626	—	—	—	24,382,626

Stock options granted included in issuance costs	—		3,869,606	—	—	—	3,869,606

Stock options granted for services received	—		669,347	—	—	—	669,347

Compensation charge related to stock options granted	—		5,222,410	—	—	—	5,222,410

Exercise of stock options	39,750		798	—	—	—	798

Transfer of common stock from founder to officer	—		496,000	—	—	—	496,000

Common shares issued for acquisition of intangible assets	100,000		550,000	—	—	—	550,000

Cumulative unpaid dividends on convertible preferred stock	—		—	—	84,370	(84,370)	—

Net loss and comprehensive loss	—		—	—	—	(18,421,727)	(18,421,727)

Balance at July 31, 1999	26,755,221	(A)	45,758,101	939,000	969,602	(26,827,660)	19,900,043

Proceeds from sales of common stock, net of issuance costs of $1,828,665	2,185,537		12,020,356	—	—	—	12,020,356

Stock options granted included in issuance costs	—		31,500	—	—	—	31,500

Exercise of stock options	392,406		70,115	—	—	—	70,115

Compensation charge related to stock options granted (including $414,800 of severance costs)	—		436,577	—	—	—	436,577

Transfer of common stock from founder to officer	—		423,500	—	—	—	423,500

Cumulative unpaid dividends on convertible preferred stock	—		—	—	84,370	(84,370)	—

Net loss and comprehensive loss	—		—	—	—	(8,646,089)	(8,646,089)

Balance at July 31, 2000	29,333,164	(A)	58,740,149	939,000	1,053,972	(35,558,119)	24,236,002

Exercise of stock options	103,699		5,678	—	—	—	5,678

Compensation charge related to settlement of employee stock option disputes	—		139,725	—	—	—	139,725

Compensation charge related to performance based stock options	—		1,080,000	—	—	—	1,080,000

Income tax benefits arising from exercise of stock options	—		339,295	—	—	—	339,295

Cumulative unpaid dividends on convertible preferred stock	—		—	—	81,188	(81,188)	—

Payment of dividends on preferred stock	—		—	—	(216,548)	—	(216,548)

Repurchase of preferred stock	(76,500)		—	(76,500)	(76,500)	—	(76,500)

Net income and comprehensive income	—		—	—	—	60,529,417	60,529,417

Balance at July 31, 2001	29,360,363		$60,304,847	862,500	$842,112	$24,890,110	$86,037,069

(A) Restated as described in Note 1.

See accompanying notes.

COMMONWEALTH ENERGY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended July 31,

	1999	2000	2001

Cash Flows From Operating Activities

Net income (loss)	$(18,421,727)	$(8,646,089)	$60,529,417

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Depreciation	251,566	687,125	860,726

Amortization	—	52,500	52,500

Provision for doubtful accounts	612,909	846,075	4,666,126

Stock-based compensation charges	5,718,410	445,277	1,080,000

Fair value of stock options issued for services received	669,347	—	—

Fair value of stock options issued as severance costs	—	414,800	—

Income tax benefits arising from exercise of stock options	—	—	339,295

Deferred income taxes	—	—	(9,278,769)

Changes in operating assets and liabilities:

Billed accounts receivable	(7,746,794)	(9,278,406)	(1,529,354)

Unbilled accounts receivable	(1,620,743)	(3,919,039)	2,994,924

Green power credits receivable	(3,075,585)	269,077	1,629,897

Prepaid expenses and other assets	(535,752)	(13,714)	(4,674,414)

Accounts payable	3,168,835	2,809,368	1,256,003

Other current liabilities	715,868	1,305,141	3,901,596

Net cash provided by (used in) operating activities	(20,263,666)	(15,027,885)	61,827,947

Cash Flows From Investing Activities

Purchases of property and equipment	(1,988,096)	(1,760,064)	(1,149,927)

Purchase of intangible assets	(500,000)	—	—

Net cash used in investing activities	(2,488,096)	(1,760,064)	(1,149,927)

Cash Flows From Financing Activities

Borrowings under (repayments of) line of credit	—	5,281,272	(1,393,200)

Increase in restricted cash	(3,406,200)	(2,740,139)	(22,096,572)

Proceeds from sales of common stock	28,252,232	12,051,856	—

Repurchase of preferred stock	—	—	(76,500)

Dividends paid on preferred stock	—	—	(216,548)

Proceeds from exercises of stock options	798	70,115	5,678

Net cash provided by (used in) financing activities	24,846,830	14,663,104	(23,777,142)

Increase (decrease) in cash and cash equivalents	2,095,068	(2,124,845)	36,900,878

Cash and cash equivalents at beginning of year	4,242,945	6,338,013	4,213,168

Cash and cash equivalents at end of year	$6,338,013	$4,213,168	$41,114,046

Cash paid for:

Interest expense	$5,585	$87,708	$726,446

Income taxes	—	—	32,900,800

Supplemental Cash Flow Information

      During the year ended July 31, 1999, the Company issued 100,000 shares of common stock having a fair value of $550,000 for a portion of the $1,050,000 purchase price of the intangible assets.

See accompanying notes.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2001

 1. Summary of Significant Accounting Policies

  Description of Business

      Commonwealth Energy Corporation (the “Company”) was incorporated on August 15, 1997. The Company’s primary business has been the sale of electric power to retail customers in California and, beginning January 2000, in Pennsylvania and, beginning in August 2000, sale of electric power to wholesale customers in California and Pennsylvania. The Company is licensed by the Federal Energy Regulatory Commission (FERC) as a power marketer, by California as an Electric Service Provider and by Pennsylvania as an Electric Generation Supplier. The Company plans to enter new deregulated electric power markets in the future.

      The electric power sold by the Company to its retail customers is delivered to the Company’s customers by incumbent utilities that are called Utility Distribution Companies (UDCs) in California and Electric Distribution Companies (EDCs) in Pennsylvania, which measure electric power usage by the Company’s customers and bill the customers on behalf of the Company. There are three UDCs in California and one EDC in Pennsylvania, which conduct these activities on behalf of the Company.

      The Company’s operations have been in one reportable segment, the domestic electricity distribution industry.

  Basis of Presentation

      The consolidated financial statements of the Company include the accounts of the Company’s wholly-owned subsidiaries and Summit Energy Ventures, LLC (Summit). All intercompany transactions have been eliminated in consolidation.

  Adjustment of Number of Outstanding Common Shares and Restatement of Per Share Information

      As more fully discussed in Note 11, the Company disputed whether certain shares of its common stock issued to its founder were validly issued. Litigation ensued between the Company and its founder regarding this and other matters. A settlement of this litigation was approved by the court having jurisdiction over the case on August 15, 2001 and stipulated that 4,720,000 of the founder’s disputed common shares were void. The Company’s counsel has advised that such shares should be considered void ab initio, or having never been issued. Accordingly, the Company has restated its prior years’ financial statements to reflect the terms of this settlement. The only change to the Company’s results of operations is in the reported net loss per share information for the years ended July 31, 1999 and 2000 which has been restated as follows:

	Year ended July 31,

	1999		2000

	Basic	Diluted	Basic	Diluted

As restated	$(.84)	$(.84)	$(.30)	$(.30)

As originally reported	(.69)	(.69)	(.26)	(.26)

  Estimates and Assumptions

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the Company’s consolidated financial statements relate to the allowance for doubtful accounts, unbilled receivables, legal claims and the useful lives of property and equipment and intangible assets. Actual results could differ from those estimates.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

  Revenue and Cost Recognition

      Net revenue from sales of electric power is recognized as the power is delivered to the Company’s customers. Net revenue represents proceeds from energy sales. Direct energy costs include electric power purchased, independent system operator fees and scheduling coordination fees. Selling and marketing expenses include salaries of sales and marketing personnel and promotional and advertising costs. General and administrative expenses include salaries for corporate support personnel, rent expenses, insurance expenses, bad debts expenses, depreciation expenses and other costs of the corporate office.

      The Company’s net revenue is derived from sales to the following class of customers:

	Year ended July 31,

	1999	2000	2001

Retail and commercial end users	$35,583,644	$87,320,533	$99,981,187

Wholesale	—	—	79,303,586

	$35,583,644	$87,320,533	$179,284,773

  Common Stock Grant

      On January 20, 2000, the Board of Directors of the Company directed that, in consideration of the purchase price being paid in a nominal amount of cash by an officer of the Company on behalf of the Company’s other shareholders, the Company shall grant on a pro rata basis one share of common stock for each share of common stock and preferred stock outstanding as of January 19, 1999. All per share and common share amounts presented in these consolidated financial statements have been retroactively adjusted to reflect this stock grant of 11,205,150 common shares, including 939,000 common shares related to the convertible preferred stock, which had the same effect as a stock split.

  Unbilled Receivables

      The Company’s customers are billed monthly at various dates throughout the month. Unbilled receivables represent the amount of electric power delivered to customers as of the end of a period, but not yet billed. Unbilled receivables from sales in California through January 19, 2001 were estimated by the Company as the number of kilowatt hours delivered times 95% of the California Power Exchange (“PX”) cost as published by Southern California Edison for residential customers. On January 20, 2001, the PX ceased operations and the Company replaced 95% of the PX cost amount with 95% of the individual Utility Purchased Energy cost as published by each individual utility.

  Cash and Cash Equivalents

      Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

  Property and Equipment

      Property and equipment are carried at cost. Depreciation of property and equipment is provided over their estimated useful lives, generally five to ten years, using the straight line method. Expenditures for maintenance, repairs and renewals are expensed as incurred. The Company capitalizes certain software development costs incurred on significant projects for internal use in accordance with the provisions of AICPA Statement of Position 98-1, Accounting for Software Costs. Qualifying internal and external costs, consisting primarily of third-party system development costs incurred during the application development stage are capitalized and amortized on the straight-line basis over five years.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

  Intangible Assets

      Intangible assets are carried at cost. Amortization of intangible assets is provided over their estimated useful life of 20 years.

  Income Taxes

      The Company utilizes the liability method of accounting for income taxes as set forth in FASB Statement No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

  Advertising Costs

      Advertising costs, consisting primarily of media advertising, are expensed as incurred. Advertising costs were $1,670,270, $2,175,400 and $253,120 for 1999, 2000 and 2001, respectively.

  Stock-Based Compensation

      As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, the Company accounts for stock options granted to its employees and outside directors using the intrinsic value method. Most of the Company’s stock option grants were granted with exercise prices below the fair value of the Company’s common stock as determined by the Company’s management for financial reporting purposes. In addition, since all stock option grants were vested at their dates of grant, the difference between the exercise prices and such estimated fair values was expensed as stock-based compensation charges as of the date of grant.

      Certain employees whose function was to sell shares of the Company’s common stock received a portion of their commissions for such sales in the form of stock options. The intrinsic value of such stock options has been charged against the proceeds of such sales in the accompanying consolidated statements of shareholders’ equity.

      The Company has also granted performance-based stock options for which vesting is contingent upon the occurrence of certain events or the achievements of certain levels of financial performance by the Company. The difference between the exercise price of these stock options and the estimated fair value of the Company’s common stock as estimated by the Company’s management for financial reporting purposes is recorded as stock-based compensation charges over the period prior to the selling of the options which are expected to eventually vest.

      Stock options were granted to certain service providers to the Company. These options were recorded at their fair values using the Black-Scholes option pricing model method, in accordance with SFAS No. 123.

  Concentration of Credit Risk

      The Company maintains allowances for potential credit losses.

      As of July 31, 2001, 52.3% of the Company’s billed and unbilled receivables are due from a large number of retail and commercial end users in California and Pennsylvania who are billed by and make remittances to the UDC’s or the EDC that deliver their electricity which, in turn, forward such remittances to the Company. One of the UDC’s, Pacific Gas and Electric (PG&E), filed for bankruptcy in April 2001 and has withheld from payment to the Company a portion of the remittances due to the Company. The Company has filed a Proof of Claim in PG&E’s bankruptcy proceedings to recover these amounts which approximated $1,100,000

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

at July 31, 2001. The Company has provided fully for these disputed amounts in its allowance for doubtful accounts. The Company does not have any similar disputes with its other UDC’s.

      The remainder of the Company’s billed and unbilled accounts receivable are due primarily from wholesale customers including $4,417,841 due from Automated Power Exchange (APX). This amount includes $2,226,630 in ISO credit holdbacks relating to November 2000 and January 2001 activity. APX has informed the Company that the holdbacks were made, in part, because certain organizations, including PG&E and PX, which have declared bankruptcy, did not make their scheduled payments to APX. The Company has provided an allowance of $1,471,142 for doubtful accounts related to the APX holdbacks.

      No customer has accounted for more than 10% of net revenue in 1999, 2000 or 2001, except for two wholesale customers, the state of California Department of Water Resources and the PX, which represented 22.0% and 10.6%, respectively, of net revenue in 2001.

  Impairment of Long-Lived Assets

      Long-lived assets to be held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment loss is measured by the amount by which the carrying amount of the assets exceeds fair values.

  Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133), which establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was amended by SFAS No. 137 which deferred the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. Accordingly, SFAS No. 133 was effective as of August 1, 2000 for the Company and did not have an effect on the Company’s financial position or results of operations. The Company has not entered into any derivative instruments or hedging contracts. The Company’s long-term contracts for the purchase and sale of electricity are considered “normal purchases” and “normal sales,” respectively, within the context of SFAS No. 133 and related pronouncements.

      In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS No. 141), and No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). These statements change the accounting for business combinations, goodwill and intangibles. SFAS No. 141 eliminates the use of the pooling of interests method for all business combinations completed after June 30, 2001. It also provides new criteria to determine whether an acquired intangible asset should be recognized separately from goodwill. SFAS No. 142 eliminates the amortization of goodwill and intangible assets with an indefinite life. It also introduces a new impairment-only approach, which should be tested annually, to goodwill. The Company does not expect SFAS No. 141 or SFAS No. 142 to have any material effect on the Company’s financial position or results of operations.

  Fair Value of Financial Instruments

      The Company’s financial instruments consist primarily of cash, billed and unbilled accounts receivable, accounts payable and notes payable. The carrying amounts of these financial instruments are reflected in the accompanying consolidated balance sheets at amounts considered by management to approximate their fair values due to their short-term nature.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

 2. Market and Regulatory Risks

  California Deregulated Electric Power Markets

      California has been experiencing significant fluctuations in the cost of wholesale energy since May 2000. During the summer of 2000 and winter of 2001, the price of electricity in wholesale markets reached unprecedented highs. Since the winter of 2001, the price of electricity has returned to near historical levels. In reaction to this crisis, FERC, the California Public Utilities Commission (“CPUC”), the State Legislature and the Governor have proposed a varying number of methods to help restore price stability to the California electricity marketplace. On September 20, 2001, the CPUC issued a ruling suspending “direct access” pursuant to legislation by the California state legislature requiring the CPUC to suspend “direct access” in California. The suspension of “direct access” means that retail electricity suppliers, such as the Company, will not be allowed to actively seek customers. This ruling permits the Company to keep its current customer base, but prohibits the Company from signing up new customers for an undetermined period of time. The Company is actively seeking relief from this ruling. There is no assurance that any legislative or legal appeal will give the Company relief from the state’s suspension of direct access.

      In addition regulatory and legislative risks, one of the UDC’s in California, PG&E, with which the Company interacts to conduct its business has filed for bankruptcy protection. Other utilities in California also could seek protection of bankruptcy in the future.

  Commitments to Purchase Electric Power

      For the California market, the Company has entered into a contract, which expires on June 30, 2002 with Calpine Power Services Company, to acquire 3,000 MWH of electric power per day for the remainder of the contract. The Company is obligated to minimum electric purchases of $32.3 million for the year ending July 31, 2002 under this commitment. The electric power acquired under this contract qualifies for the California “Green Power Credit” upon its resale to certain classes of customers.

      For the Pennsylvania market, the Company has entered into various contractual arrangements for the purchase of electric power through May 2004. The Company is obligated to minimum electric power purchases of $37.6 million for the year ending July 31, 2002, and $51.9 million thereafter under these contracts.

      Since the prices at which the Company purchases this electric power are fixed during the terms of the contracts, if the price at which the Company can resell this electric power falls below the contract purchase price plus distribution and scheduling costs, the Company would incur operating losses during such periods.

  Pennsylvania Operations

      During the year ended July 31, 2000, the Company began selling electric power in Pennsylvania. In accordance with its standard customer contract in Pennsylvania, the Company may only charge certain maximum rates for its sales of electric power which, at times, could be less than the Company’s costs of acquiring, distributing and scheduling such electric power. Energy capacity charges for servicing electric power in the Pennsylvania market varies significantly from month to month and can effect gross profit margins.

  California Green Power Credits

      The state of California enacted the Public Purpose Program (Program) which established a $540 million fund to provide overall incentives to suppliers of “green” power to initially reduce, among other things, the net costs of such power to certain consumers by 1.5 cents per KWH which, as of July 31, 2001, is at a rate 1.0 cent

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

per KWH. “Green Power” is defined by the Program as electricity produced by at least 50% renewable energy resources. The benefit of Green Power Credits has been passed through to the Company’s customers. The Program provides that this subsidy is available to suppliers of “green power” through March 31, 2002 and the Company does not know if the subsidy will be continued thereafter.

 3. Per Share Information

      Basic and diluted net income (loss) per common share, restated as described in Note 1, is computed as follows:

	Year Ended July 31,

	1999	2000	2001

Numerator:

Net income (loss)	$(18,421,727)	$(8,646,089)	$60,529,417

Preferred stock dividend	(84,370)	(84,370)	(81,188)

Income (loss) applicable to common stock — Basic	(18,506,097)	(8,730,459)	60,448,229

Assumed conversion of preferred stock	—	—	81,188

Net income (loss) — Dilutive	$(18,506,097)	$(8,730,459)	$60,529,417

Denominator (restated for 1999 and 2000):

Weighted - average outstanding shares — Basic	21,905,210	28,794,921	29,384,617

Dilutive shares:

Exercise of dilutive stock options	—	—	3,842,866

Conversion of preferred stock into common stock	—	—	924,538

Weighted - average outstanding shares — Dilutive	21,905,210	28,794,921	34,152,021

      For the years ended July 31, 1999 and 2000, the effects of the exercise of potentially dilutive stock options and warrants and the assumed conversion of preferred stock into common stock have been excluded from the calculation of dilutive earnings per share information because the effect of their inclusion would be anti-dilutive. For the year ended July 31, 2001, the effects of stock options with exercise prices in excess of the estimated fair value of the Company’s common stock and of the exercise of warrants have been excluded from the calculation of diluted earnings per share because the effect of their inclusion would be anti-dilutive.

 4. Investment in Summit Energy Ventures, LLC

      In July 2001, the Company invested $15,000,000 in Summit and, if Summit invests 75% of the initial $15,000,000 investment by the Company, is committed to invest up to an additional $10,000,000 in Summit. Summit was formed in July 2001 for the purpose of investing in energy and energy related companies. Summit is to exist through June 29, 2006, which date may be extended for up to two additional one year periods by mutual agreement of the parties. Summit’s Investment Committee, which is comprised of three members appointed by the Company’s management, must approve of any investments to be made by Summit. Accordingly, because of this control over Summit’s investments, Summit’s financial statements are included in the Company’s consolidated financial statements.

      As of July 31, 2001, the Company’s interest in Summit is a 100% preferred membership interest and, after the Company receives its original capital and a 10% preferred return, profits of Summit are to be allocated 50% to the Company and 50% to its partner, Northwest Power Management (Northwest); net losses are allocated per capital contribution. Northwest receives no return until after the Company receives return of its investment and 10% preferred annual return on its investment. The Company shall have the option to

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

purchase any of Summit’s investments on such terms and conditions that are established between the Company and Northwest.

      Condensed balance sheet information for Summit at July 31, 2001, which is included in the Company’s consolidated financial statements, is as follows:

Assets:

Cash and cash equivalents	$14,635,411

Prepaid management fees	379,110

$15,014,521

Members’ equity	$15,014,521

      The effect of Summit’s results of operations from its date of inception through July 31, 2001 on the Company’s consolidated results of operations was insignificant.

 5. Other Current Liabilities and Related Matters

      Other current liabilities is comprised of:

	July 31,

	2000	2001

Payroll and related	$450,302	$467,511

Severance costs	956,978	75,000

Legal accruals	1,249,897	1,476,584

Customer termination costs	681,270	65,000

Settlement of litigation with founder	—	4,790,000

Other	585,636	811,859

	$3,924,083	$7,685,954

  Severance Arrangements

      The Company’s founder and former Chairman and Chief Executive Officer had an employment agreement with a subsidiary of the Company. He resigned from his positions with the subsidiary in consideration of a severance agreement effective June 1, 2000. The present value of $927,254 of this obligation, based upon a discount rate of 10%, was recorded as of June 1, 2000 and is included in general and administrative expenses for 2000. During 2001, the Company paid $92,138 to its founder pursuant to this agreement. The Company ceased making payments under this agreement to its founder in December 2000 pending resolution of the litigation with the founder described in Note 11. In the settlement of this litigation in August 2001, the founder released his claims for any further payments due under the severance agreement.

      The Company had granted its former President an option to acquire 1,000,000 shares of the Company’s common stock. The options were fully vested at their date of grant, had an exercise price of $2.50 per share and were to expire on December 31, 2002. The fair value of $414,800 of these stock options, as determined on the minimum value method, was included in general and administrative expenses for 2000. By a subsequent agreement the former President released his rights and waived any claims to said option. In addition, costs of $425,000 and $300,000 were recorded in 1999 and 2000, respectively, related to the severance of other employees.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

  Customer Termination Costs

      The Company terminated certain California commercial and industrial customers during June and July 2000. At July 31, 2000, an accrual of $681,270 was recorded to provide for the estimated costs of terminating these customers including meter lease termination settlement costs and settlement of terminated customer damage claims. Except for $65,000 which was accrued at July 31, 2001, all of these customer termination costs were paid during 2001.

 6. Property and Equipment, Net

      Property and equipment, net is comprised of the following:

	July 31,

	2000	2001

Office furniture and equipment	$1,237,053	$1,227,536

Information technology equipment and systems	2,882,360	4,094,531

Leasehold improvements	172,356	119,629

	4,291,769	5,441,696

Less accumulated depreciation and amortization	(974,892)	(1,835,618)

	$3,316,877	$3,606,078

 7. Restricted Cash and Intangible Assets

  Restricted Cash

      Restricted cash consists of the following:

	July 31,

	2000	2001

Short-term investments pledged as collateral for letters of credit in connection with agreements for the purchase of electric power	$6,146,339	$13,607,500

Cash and cash equivalents of Summit	—	14,635,411

	$6,146,339	$28,242,911

      The Company is required to pledge an amount equivalent to 45 days of energy purchases under the contracts for the purchase of electric power. The funds in Summit are committed to the purpose of investing in energy and energy related companies.

  Intangible Assets

      The Company’s intangible assets represent the net unamortized costs of purchasing, in July 1999, the 1-800-Electric telephone number and the rights to eight internet domain names. The initial cost of these intangible assets was $1,050,000. Amortization expense for these intangible assets was $52,500 in 2000 and 2001.

 8. Line of Credit

      On June 29, 2000, the Company entered into a three-year, $15 million line of credit. Borrowings under the line of credit, which amounted to $3,888,072 at July 31, 2001, are collateralized by accounts receivable, inventory and other assets. In connection with obtaining the line of credit, the Company agreed to pay a commitment fee of $300,000, one-half of which was paid at closing and the remainder to be paid incrementally at each annual renewal date. The Company also issued the lender a warrant expiring June 29,

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

2003 to purchase 100,000 shares of the Company’s common stock at a price of $5.50 per share. Interest on borrowings is based on the lender’s prime rate plus 1.75%. At July 31, 2001, the interest rate on borrowings under the line of credit was 8.5% and the average effective interest rate on borrowings outstanding during the years ended July 31, 2000 and 2001 was 11.25% and 13.0%, respectively. The credit line is subject to certain financial covenants in the event the Company’s net worth falls below $15 million or the Company operates with a negative gross profit.

      On August 10, 2001, the Company restructured its line of credit to shorten the maturity date to June 29, 2002 and to reduce the amount of the line of credit to $10 million.

 9. Shareholders’ Equity

  Convertible Preferred Stock

      The convertible preferred stock, which was initially issued on September 15, 1997, provides for cumulative dividends which accrue at an annual rate of 10% and are payable at the discretion of the Company. Cumulative unpaid dividends were $97,612 as of July 31, 2001. Each convertible preferred share is convertible into one share of the Company’s common stock at the shareholder’s discretion and has full voting rights. In addition, preferred shareholders are entitled to preferential liquidation rights over common stock in the amount of $1.00 per share plus an amount equal to all declared but unpaid dividends. During 2001, all holders of the convertible preferred stock were offered the option to rescind their initial purchase of convertible preferred stock at the initial offering price of $1.00 per share. Holders of 76,500 shares of convertible preferred stock, who had also received 76,500 shares of the Company’s common stock subsequently as part of the stock grant described in Note 1, elected to rescind their initial purchase and the Company repurchased both their preferred and common shares.

  Common Stock

      The common stock of the Company has no conversion or preemptive shareholder rights as to any securities issued by the Company and are not liable for assessments and further calls. Each share of common stock is entitled to one vote on all matters voted on by shareholders, and is entitled to equal dividends when and as declared by the Board of Directors from funds legally available.

      The Company has sold shares of its common stock in a series of private placements. These sales of common shares were made by a specific group of employees within the Company who were employed by the Company at the time of the sales for this purpose. The sales commissions paid to these employees, both in the form of cash and stock options granted, have been charged against the proceeds of the common stock sales in the accompanying consolidated statements of shareholders’ equity. The amount of the charge for the stock options granted represented the difference between the option exercise price and the fair value of the Company’s common stock at the date of grant as determined by the Company for financial reporting purposes. All other costs related to these employees were charged to expense.

      At July 31, 2001, the Company has reserved the following shares of its common stock for issuance upon conversion of the issued and outstanding shares of convertible preferred stock, exercise of warrants and exercise of outstanding stock options:

Reserved for conversion of convertible preferred stock	862,500

Reserved for exercise of warrants	100,000

Reserved for exercise of outstanding stock options	10,283,192

11,245,692

      See Note 11 for a description of the legal status of common shares issued to the Company’s founder.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

  Stock Options

      The Company’s Board of Directors has approved grants of options to acquire a total of 12,901,825 shares of the Company’s common stock to the Company’s employees, outside directors and service providers. As of July 31, 2001, 10,283,192 of these stock options were outstanding. The options were vested as of their date of grant and expire in December 2002 for the options granted prior to December 1999 and expire in December 2004 through 2010 for the options granted after December 1999.

      Stock option activity is set forth below:

	Options Outstanding

				Weighted-
				Average
			Weighted-	Fair Value
	Number of	Exercise Price	Average	of Common
	Shares	per Share	Exercise Price	Stock(A)

Balance at July 31, 1998	931,310	$.01 – $ .05	$0.011	$0.71

Options granted:

Exercise price less than fair value of common stock(A):

— Employee commissions for stock sales	1,511,250	$.01 – $1.00	$0.067	$2.63

— Other employee	2,104,090	$.01 – $1.00	$0.339	$2.85

— Outside service providers	254,675	$.01 – $1.00	$0.212	$3.54

— Outside directors	40,000	$1.00	$1.00	$3.75

Exercise price equal to fair value of common stock(A):

— Employee commissions for stock sales	425,000	$3.75	$3.750	$3.75

Options exercised	(39,750)	$.01 – $ .05	$0.020

Balance at July 31, 1999	5,226,575	$.01 – $3.75	$0.478

Options granted:

Exercise price less than fair value of common stock(A):

— Employee commissions for stock sales	21,000	$1.00	$1.000	$2.50

— Other employees	12,000	$1.00	$1.000	$2.50

Exercise price equal to fair value of common stock(A):

— Employee performance-based	2,600,000	$2.50	$2.500	$2.50

— Other employee	750,000	$2.50	$2.500	$2.50

— Outside directors	250,000	$2.50	$2.500	$2.50

— Non-employee	52,500	$2.50	$2.50	$2.50

— Settlement and Severance of former president	1,000,000	$2.50	$2.50	$2.50

Options exercised	(392,406)	$.01 – $1.00	$0.179

Options cancelled	(269,777)	$.05 – $3.75	$1.902

Balance at July 31, 2000	9,249,892	$.01 – $3.75	$1.469

Options granted:

Exercise price less than fair value of common stock(A):

— Employee performance-based	300,000	$2.50	$2.500	$2.75

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

	Options Outstanding

				Weighted-
				Average
			Weighted-	Fair Value
	Number of	Exercise Price	Average	of Common
	Shares	per Share	Exercise Price	Stock(A)

Exercise price equal to fair value of common stock(A):

— Other employees	2,500,000	$2.75	$2.750	$2.75

— Outside directors	150,000	$2.75	$2.750	$2.75

Options exercised	(67,200)	$.01 – $1.00	$0.072

Options cancelled	(1,849,500)	$.01 – $3.75	$1.723

Balance at July 31, 2001	10,283,192	$.01 – $3.75	$1.792

(A) At date of grant.

      The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as of July 31, 2001 were as follows:

		Average
	Number of	Remaining		Weighted
Range of	Shares	Contractual	Shares	Average
Exercise Prices	Outstanding	Life (Years)	Exercisable	Exercise Price

$ .01 – $ .50	3,126,017	1.63	3,126,017	$0.11
$1.00	512,175	1.44	512,175	$1.00
$2.50 – $3.75	6,645,000	6.97	2,922,500	$2.65

Total	10,283,192	5.07	6,560,692	$1.31

  Stock Options Granted to Company’s Chairman and Chief Executive Officer and Related Stock-based Compensation

      On January 1, 2000, as part of an employment agreement with a term expiring January 31, 2005, the Company granted 3,600,000 stock options to the Company’s Chairman and Chief Executive Officer which have an exercise price of $2.50 per share and expire on January 1, 2010. As of January 1, 2000, 300,000 of the options were vested and 100,000 options vest annually on January 1 of each year from 2001 through 2004. The remaining 2,900,000 options are performance-based and vest upon the occurrence of certain events. When granted, the terms for 2,000,000 of these performance-based options provided for the vesting upon completion of a successful Initial Public Offering by the Company. Subsequently, on November 1, 2000, the terms of the vesting of these 2,000,000 stock options were modified to the performance criteria indicated with an (A) below.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

      Performance criteria which were met during the year ended July 31, 2001, the number of related stock options vested and not earned, and stock-based compensation recognized during the year ended July 31, 2001 are as follows:

	Number of Options		Stock-based
			Compensation
	Vested	Not Earned	Recognized

Completion of the audit of the Company’s July 31, 2000 consolidated financial statements(A)	500,000	—	$125,000

Settlement of the California Department of Corporations investigation(A)	250,000	—	62,500

Settlement of the California Public Utilities Commission investigation(A)	500,000	—	125,000

Exceeding the Company’s business plans for the calendar year ended December 31, 2000 by 10% or more	100,000	200,000	25,000

	1,350,000	200,000	$337,500

      Performance criteria which have not been met as of July 31, 2001, the number of related stock options which vest upon meeting the performance criteria and stock-based compensation recognized during the year ended July 31, 2001 are as follows:

		Stock-based
	Number of	Compensation
	Unvested Options	Recognized

Completion of liquidity event, as defined in related agreement(A)	750,000	$412,500

Completion of a successful initial public offering	300,000	165,000

Exceeding the Company’s business plans for the calendar year ending December 31, 2001 by 10% or more	300,000	165,000

	1,350,000	$742,500

      If during the term of the employment agreement, the Company makes a public offering of its shares or if the Company supports any other form of liquidity event, then all stock options related to this employment agreement, whether earned or not, shall be considered vested prior to such event.

      The employment agreement also provides that in the event the Company terminates the agreement early or a change in control of the Company occurs, the Company’s Chairman and Chief Executive Officer has the right to require the Company to repurchase all his capital stock and stock options of the Company, then earned or to be earned, at a repurchase price equal to two times the then price value of the Company’s common stock.

  Options Granted during the Year Ended July 31, 2001

      During the year ended July 31, 2001, the Company granted 2,500,000 stock options to employees and 150,000 stock options to non-employee directors. The stock options granted to employees were 25% vested on their date of grant and vest 25% at the anniversary of the dates of grant over the next three years. These stock options expire on November 11, 2007.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

  Other Stock-Based Compensation

      In connection with the granting of stock options to certain employees and the Company’s outside directors, the amount of related compensation to be recognized was determined by the Company to be the difference between the option exercise price and the fair value of the Company’s common stock at the date of grant as determined by the Company’s management for financial reporting purposes. Inasmuch as all options granted by the Company through July 31, 2000 were fully vested as of their date of grant, the related compensation was expensed as of the date of grant, except for the compensation related to options granted as commissions to employees for the sales of the Company’s common stock which was charged against the proceeds of the common stock sales.

      The Company’s founder and, at the time, its Chairman and Chief Executive Officer, gave a total of 248,000 and 123,500 shares of the Company’s common stock owned by him to two officers of the Company in 1999 and 2000, respectively. In accordance with Staff Accounting Bulletin No. 79, Accounting for Expenses or Liabilities Paid by Principal Stockholder, the estimated fair value of such shares of $496,000 and $423,500 was included in stock-based compensation charges in 1999 and 2000, respectively.

      Stock-based compensation charges relate to the following:

	Year Ended July 31,

	1999	2000	2001

Stock options granted with fair value of Company’s common stock in excess of exercise price of options	$8,548,500	$53,277	$—

Performance-based stock options	—	—	1,080,000

Gift of shares from founder to officers	496,000	423,500	—

	9,044,500	476,777	1,080,000

Less amount related to commissions on sales of the Company’s common stock	(3,326,090)	(31,500)	—

	$5,718,410	$445,277	$1,080,000

  Warrants

      As part of the $15 million credit line agreement dated June 29, 2000, the lender received warrants to purchase 100,000 shares of common stock. The warrants are exercisable at $5.50 per share and expire upon the maturity of the loan agreement on June 29, 2003. The fair value of the warrants was nominal at their date of issuance.

  Pro Forma Disclosures of the Effect of Stock-Based Compensation Plans

      Pro forma information regarding results of operations and net income (loss) per common share is required by SFAS No. 123 for stock-based awards to employees, which are comprised of stock options for the purchase of the Company’s common stock, as if the Company had accounted for such awards using a valuation method permitted under SFAS No. 123. In determining such pro forma information, stock options to employees and outside directors were valued using the minimum value method assuming no expected dividends, an average expected life through the option expiration dates, and a weighted-average risk-free interest rate of 6.0%. The minimum value method does not consider stock price volatility. For pro forma purposes, the estimated minimum value of the Company’s stock-based awards to employees and outside directors were expensed at the date of grant of the stock options for options that were fully vested at date of grant and was expensed over the vesting period of stock options that vest over a period of time. The results of applying Statement No. 123 to the Company’s stock option grants to employees and outside directors on the

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

assumptions described above approximate the Company’s reported amounts of net income (loss) and net income (loss) per common share for each year.

10. Income Taxes

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Net deferred income taxes consist of the following:

	July 31,

	2000	2001

Deferred tax assets:

Net operating loss carryforwards	$9,846,000	$1,021,000

Stock options	2,232,000	2,756,000

Allowance for doubtful accounts	625,000	601,000

Reserves and accruals	1,641,000	4,421,000

State income taxes	—	1,586,000

	14,344,000	10,385,000

Less valuation allowance	(14,254,000)	(1,021,000)

	90,000	9,364,000

Deferred tax liabilities:

Depreciation and amortization	(72,000)	(85,000)

Other	(18,000)	—

Net deferred tax asset	$—	$9,279,000

      For the year ended July 31, 2001, the Company’s provisions for income taxes was comprised of the following:

	Current	Deferred	Total

Federal	$24,953,000	$(7,728,000)	$17,225,000

State	6,178,000	(1,551,000)	4,627,000

	$31,131,000	$(9,279,000)	$21,852,000

      There was no provision for income taxes for the years ended July 31, 1999 and 2000.

      A reconciliation of the federal statutory income tax rate to the Company’s provision for income taxes as a percentage of loss before income taxes is as follows:

	Year Ended July 31,

	1999	2000	2001

Federal statutory income tax rate	34.0%	34.0%	35.0%

Valuation allowance recorded due to losses	(34.0)	(34.0)	—

Reversal of valuation allowance	—	—	(13.1)

State income taxes, net of federal benefit	—	—	3.6

Other	—	—	1.1

Income tax rate per financial statements	—%	—%	26.6%

      A valuation allowance was recorded to reflect the uncertainty of realization of the deferred tax asset during 1999 and 2000. The valuation allowance at July 31, 2001 was recorded to reflect the uncertainty of the

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

deferred tax asset related to the net operating loss carryforward, the use of which is limited as described in the following paragraph. The valuation allowance increased by $7,881,000 and $2,840,000 during 1999 and 2000, respectively, and during 2001 was increased by $362,000 for a change in the federal income tax rate applied to the Company’s temporary differences and decreased by $13,595,000 for the release of the valuation allowance because of the Company’s profitable operations during the year ended July 31, 2001.

      At July 31, 2001, the Company had net operating loss carryforwards of approximately $2,330,000 for federal and state income tax purposes that begin to expire in years 2018 and 2006, respectively. The timing of the utilization of federal net operating loss carryforwards is subject to an annual limitation due to the “change of ownership” provision of the Tax Reform Act of 1986. As a result of the annual limitation, a portion of these carryforwards may expire before ultimately becoming available to reduce future income tax liabilities.

11. Commitments and Contingencies

Commitments

  Purchase Commitments

      See Note 2 for a description of commitments to purchase electric power.

  Leasing Arrangements

      The Company is obligated under long-term leases for the rental of real estate and office equipment. The Company conducts its main operations from facilities that are leased under a five-year non-cancelable operating lease expiring on April 24, 2004. The Company also leases four other locations for its sales staff. The leases for certain locations contain escalation clauses relating to increases to real property taxes and maintenance costs.

      The following is a schedule of the future minimum rental payments required under the above operating leases as of July 31, 2001:

Year ending July 31,

2002	$841,087

2003	652,949

2004	371,835

2005	27,588

$1,893,459

      Rent expense for operating leases amounted to $367,300, $786,300 and $697,498 in 1999, 2000 and 2001, respectively.

  Employment contracts

      The Company has entered into employment contracts with four of its executives which provide for aggregate base salaries as follows during the term of the contracts:

Year ending July 31,

2002	$1,017,916

2003	1,172,917

2004	1,346,250

2005	627,083

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

      Two of the contracts provide that in the event of a change in control as defined in the contracts, the executive is to receive an amount equal to eight times the annual base salary plus the amount of income taxes payable under Internal Revenue Service (IRS) Code §280G whereas the other two contracts provide that, in the event of a change in control as defined in the contracts, the executive is to receive an amount equal to four times the annual base salary plus the amount of income taxes payable under IRS Code §280G.

      Three of the agreements provide that if the executive’s employment is terminated for other than death, disability, material breach of agreement or voluntary termination, the executive will be entitled to receive one and one-half times his then current base salary. The other agreement provides that the Company may only terminate the executive’s employment for death, disability or cause. In the event of death or disability, the executive is entitled to receive his then current base salary and bonus for a period of one year or until the expiration of the term of the agreement, whichever comes first.

Contingencies

  California Department of Corporations Investigation

      The California Department of Corporations (“DOC”) initiated an investigation of the Company in 1999 regarding the manner and extent of the offers and sales of the Company’s stock and whether or not said offers and sales conformed to the requirements of the California Securities laws or allowable exemptions to registration, and whether the Company’s employees involved in such sales should have been licensed. Shortly after the initial inquiry, there was a change in management of the Company and all of such sales activities ceased, and the employment of all employees involved in such sales activities was terminated. The Company had entered into negotiations with the DOC to resolve this investigation and reached mutually agreeable terms of settlement, which include a payment of $150,000 by the Company to the DOC, which the Company accrued as of July 31, 2000, and an agreement to cooperate with the DOC in any further investigations which may arise related to these matters. In February 2001, upon the payment of $150,000 by the Company to the DOC, this investigation was closed.

  California Public Utilities Commission Investigation

      In 1999, the Consumer Services Division of the CPUC ordered an investigation relating to non-disclosure by the Company’s former Chairman and Chief Executive Officer of cease and desist actions taken against him prior to his association with the Company and to a supplemental billing by the Company covering a six-month period during which the Company had under-billed its customers. The Company negotiated a settlement of all issues with the CPUC and both parties signed a settlement agreement on January 7, 2000. The terms included a payment of $100,000 by the Company to the CPUC and reimbursement by the Company of the amount of the supplemental billing to its customers through refunding amounts previously paid or issuing credits for unpaid amounts, and that the Company’s Chief Executive Officer from July 1, 1997 through December 31, 1998 would not have any responsibility for the business practices, management or operation of the Company in California for a period of at least two years after the effective date of the settlement agreement. The Company accrued for the financial impact of the January 7, 2000 settlement agreement during the year ended July 31, 2000. In July 2001, the CPUC investigation was ordered settled by the CPUC. The settlement provided for among other things, the Company to pay a fine of $219,500 and audit costs of $37,000 plus reimbursement of the supplemental billings to its customers (which reimbursement had taken place in prior periods).

  Litigation with Company’s Founder

      The Company’s corporate records state 8,000,000 shares of the Company’s common stock were issued to its founder on August 15, 1997 in exchange for $140,000 in the form of cash payments totaling $90,000 and personal property having a value of $50,000; however, the Company was unable to verify that all of this

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

consideration was actually paid to the Company. Accordingly, on February 23, 2001, the Company’s Board of Directors instructed the Company’s management to reflect on the corporate stock records that only a portion of the shares issued the founder be recognized as validly issued.

      Previously, at the time the Company entered into the severance agreement with the founder as more fully described in Note 5, the founder and the Company entered into an Accommodation Agreement pursuant to which 1,200,000 of the founders’ common shares were placed into an escrow account for a period of three years from which the Company could use shares to settle claims of former employees of the Company. At the end of the three year period, any shares remaining in the escrow account were to be released to the founder.

      Subsequent to the actions described above, claims and counterclaims were filed by the Company and the founder. On August 10, 2001, a settlement was reached with the founder which was approved by the court having jurisdiction over the case on August 15, 2001. The material terms of the settlement provided that the Company pay the founder $4,790,000 in damages and an additional $2,400,000 to purchase 1,175,160 shares of the Company’s common stock claimed to be held by the founder. The settlement agreement also provided that the remaining 4,720,000 shares of the Company’s common stock claimed to be held by the founder were void. Founder also agreed to release his claims to the shares of the Company’s common stock held in the escrow account pursuant to the Accommodation Agreement and to the Company’s obligation to him under the severance agreement described in Note 5. The founder also agreed that he would have no future ownership in the Company. The loss on the settlement of $4,790,000, which is net of the previously accrued severance payable to the founder of $927,554, was recorded as of July 31, 2001 and is included in general and administrative expenses for the year then ended.

  Litigation

      From time to time, the Company is involved in legal proceedings, claims, and litigation arising in the ordinary course of business. Management does not believe the outcome of these matters will have a material effect on the Company’s consolidated financial condition or its consolidated results of operations.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 31, 2001

12. Quarterly Financial Information (Unaudited)

	Three Months Ended

	October 31	January 31	April 30	July 31

	(In thousands except per share information)

Year ended July 31, 2000:

Net revenue	$20,169.4	$18,670.8	$17,950.0	$42,834.1

Gross margin	2,796.8	1,040.0	2,389.6	6,666.0

Net income (loss)	(2,137.8)	(3,548.7)	(3,305.1)	345.5

Net income (loss) per common share (restated)(A):

Basic and diluted	(.08)	(.12)	(.11)	.01

Net income (loss) per common share (as originally reported)(A):

Basic and diluted	(.07)	(.10)	(.10)	.01

Year ended July 31, 2001:

Net revenue	$43,106.0	$52,659.0	$48,272.6	$39,226.1

Gross margin	18,833.0	41,153.9	28,431.2	18,230.0

Net income	11,759.2	27,865.2	14,509.6	6,395.5

Net income per common share (restated)(A):

Basic	.40	.95	.49	.22

Diluted	.34	.81	.43	.19

Net income per common share (as originally reported)(A):

Basic	.35	.86	.51

Diluted	.30	.75	.44

(A)	See Note 1, “Adjustment of Number of Outstanding Shares and Restatement of Per Share Information” for a description of the basis of the restatement of the per share information for the quarters ended October 31, 1999 and 2000, January 31, 2000 and 2001, and April 30, 2000 and 2001.

COMMONWEALTH ENERGY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

January 31, 2002
(Unaudited)

ASSETS

Current assets:

Cash and cash equivalents	$33,340,460

Accounts receivable:

Billed	17,895,613

Unbilled	4,173,991

Green power credits	839,150

22,908,754

Less allowance for doubtful accounts	(5,210,196)

Net accounts receivable	17,698,558

Prepaid income taxes	2,138,428

Deferred tax asset	2,481,510

Prepaid expenses and other assets	2,812,119

Total current assets	58,471,075

Property and equipment, net	4,117,592

Restricted cash	23,520,306

Other assets:

Intangible assets	918,750

Investments, at cost	4,866,468

Deposits and notes receivable	478,465

Deferred tax asset	6,476,774

Total other assets	12,740,457

Total assets	$98,849,430

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:

Accounts payable	$7,828,267

Notes payable under line of credit	3,578,753

Other current liabilities	3,435,961

Total current liabilities	14,842,981
Commitments and contingencies

Shareholders’ equity:

Convertible preferred stock — 10,000,000 shares authorized with no par value; 775,000 shares issued and outstanding	790,246

Common stock — 50,000,000 shares authorized with no par value; 27,323,071 shares issued and outstanding	57,925,497

Retained earnings	25,290,706

Total shareholders’ equity	84,006,449

Total liabilities and shareholders’ equity	$98,849,430

See accompanying notes.

COMMONWEALTH ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Six Months Ended January 31,

	2001	2002

Retail energy sales	$64,520,514	$38,462,130

Wholesale energy sales	28,937,152	13,842,353

Net energy sales	93,457,666	52,304,483

Green power credits	2,307,336	2,072,963

Net revenue	95,765,002	54,377,446

Direct energy costs	35,778,144	43,069,180

Gross margin	59,986,858	11,308,266

Selling and marketing expenses	2,001,679	1,784,220

General and administrative expenses	7,302,185	9,414,685

Income from operations	50,682,992	109,361

Interest income	678,649	819,746

Interest expense	(419,076)	(200,503)

Income before provision for income taxes	50,942,567	728,604

Provision for income taxes	11,318,240	292,054

Net income	$39,624,327	$436,550

Net income per common share:

Basic	$1.35	$.02

Diluted	$1.16	$.01

See accompanying notes.

COMMONWEALTH ENERGY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended January 31,

	2001	2002

Cash Flows From Operating Activities

Net income	$39,624,327	$436,550

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	379,400	605,560

Amortization	26,250	26,250

Provision for doubtful accounts	953,126	1,263,808

Tax benefit arising from exercise of stock options	144,317	—

Deferred income taxes	(1,295,492)	320,485

Changes in operating assets and liabilities:

Billed accounts receivable	(2,019,172)	(1,076,954)

Unbilled accounts receivable	(3,102,257)	(835,819)

Green power credits receivable	1,605,558	337,461

Prepaid expenses and other assets	(2,032,982)	1,013,077

Accounts payable	1,035,182	(1,576,584)

Income taxes payable	12,613,732	—

Accrued expenses	(162,333)	(4,249,993)

Net cash provided by (used in) operating activities	47,769,656	(3,736,159)

Cash Flows From Investing Activities

Purchases of property and equipment	(253,874)	(1,117,074)

Purchase of investments	—	(4,866,468)

Net cash used in investing activities	(253,874)	(5,983,542)

Cash Flows From Financing Activities

Borrowings under (repayments of) line of credit	34,202	(309,319)

Decrease (increase) in restricted cash	(2,488,934)	4,722,605

Dividends paid on preferred stock	—	(25,321)

Repurchase of preferred stock	—	(62,500)

Repurchase of common stock	—	(2,400,000)

Proceeds from exercise of stock options	—	20,650

Net cash provided by (used in) financing activities	(2,454,732)	1,946,115

Increase (decrease) in cash and cash equivalents	45,061,050	(7,773,586)

Cash and cash equivalents at beginning of period	4,213,168	41,114,046

Cash and cash equivalents at end of period	$49,274,218	$33,340,460

Supplemental disclosure of cash flow information:

Cash paid for:

Interest expense	$419,076	$200,503

Income taxes	$12,613,732	$—

See accompanying notes.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002
(Unaudited)

 1. Summary of Significant Accounting Policies

  Description of Business

      Commonwealth Energy Corporation (the “Company”) was incorporated on August 15, 1997. The Company’s primary business has been the sale of electric power to retail customers in California and, beginning January 2000, in Pennsylvania and beginning in August 2000, the sale of electric power to wholesale customers in California and Pennsylvania. The Company is licensed by the Federal Energy Regulatory Commission (FERC) as a power marketer, by California as an Electric Service Provider and by Pennsylvania as an Electric Generation Supplier. The Company plans to enter new deregulated electric power markets in the future.

      The electric power sold by the Company to its retail customers is delivered to the Company’s customers by Utility Distribution Companies (UDCs) in California and an Electric Distribution Company (EDC) in Pennsylvania, which measure electric power usage by the Company’s customers and bill the customers on behalf of the Company. There are three UDCs in California and one EDC in Pennsylvania which conduct these activities on behalf of the Company.

      The Company’s operations have been in one reportable segment, the domestic electricity distribution industry.

  Basis of Presentation

      The condensed consolidated interim financial statements of the Company include the accounts of the Company’s wholly-owned subsidiaries and Summit Energy Ventures, LLC (Summit). All intercompany transactions have been eliminated in consolidation.

      The condensed consolidated interim financial statements as of January 31, 2002 and for the six month periods ended January 31, 2001 and 2002 are unaudited but, in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments, consisting of normal recurring accruals necessary for a fair presentation of the information set forth therein. The results of operations for the six month period ended January 31, 2002 are not necessarily indicative of the operating results to be expected for the full year or any other period. These financial statements and notes should be read in conjunction with the financial statements and notes included in the audited consolidated financial statements of the Company for the year ended July 31, 2001.

  Adjustment of Number of Outstanding Common Shares and Restatement of Per Share Information

      The Company disputed whether certain shares of its common stock issued to its founder were validly issued. Litigation ensued between the Company its founder regarding this and other matters. A settlement of this litigation was approved by the court having jurisdiction over the case on August 15, 2001 and stipulated that 4,720,000 of the founder’s disputed common shares were void. The Company’s legal counsel has advised that such shares should be considered void ab initio, or having never been issued. Accordingly, the Company has restated its prior years’ financial statements to reflect the terms of this settlement. The only change to the Company’s results of operations is in certain previously reported net income per share information, including the results for the six months ended January 31, 2001 which have been restated as follows:

	Basic	Diluted

As restated	$1.35	$1.16

As originally reported	$1.21	$1.05

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2002
(Unaudited)

  Estimates and Assumptions

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates in the Company’s consolidated financial statements relate to independent system operator costs, allowance for doubtful accounts, and unbilled receivables and legal claims. Actual results could differ from those estimates.

  Revenue and Cost Recognition

      Net revenue from sales of electric power is recognized as the power is delivered to the Company’s customers. Net revenue represents proceeds from energy sales. Direct energy costs include electric power purchased, independent system operator (ISO) fees and scheduling coordination fees. The actual ISO costs are not finalized until a settlement process by the ISO is performed of each day’s activities of all grid participants. Prior to the completion of settlement, the Company estimates and accrues for these costs based on preliminary settlement information. Selling and marketing expenses include salaries of sales and marketing personnel and promotional and advertising costs. General and administrative expenses include salaries for corporate support personnel, rent expenses, insurance expenses, bad debt expenses, depreciation expenses and other costs of the corporate office.

      The Company’s net revenue, including green power credits, is derived from sales to the following class of customers:

	Six Months Ended January 31,

	2001	2002

Retail and commercial end users	$66,827,850	$40,535,093

Wholesale	28,937,152	13,842,353

	$95,765,002	$54,377,446

  Unbilled Receivables

      The Company’s customers are billed monthly at various dates throughout the month. Unbilled receivables represent the amount of electric power delivered to customers at the end of a period, but not yet billed. Unbilled receivables from sales in California through January 19, 2001 were estimated by the Company as the number of kilowatt hours delivered times 95% of the California Power Exchange (“PX”) cost as published by Southern California Edison for residential customers. On January 20, 2001, the PX ceased operations and the Company replaced the PX cost amount with the individual Utility Purchased Energy cost as published by each individual utility.

  Stock-Based Compensation

      As permitted by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) and FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, the Company accounts for stock options granted to its employees and outside directors using the intrinsic value method. Most of the Company’s stock option grants were granted with exercise prices below the fair value of the Company’s common stock as estimated by the Company’s management for financial reporting purposes. In addition, since most stock option grants were vested at their dates of grant, the difference between the exercise prices and such estimated fair values was expensed as stock-based compensation charges as of the date of grant.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2002
(Unaudited)

  Concentration of Credit Risk

      The Company’s concentration of credit risk with respect to accounts receivable is limited due to the large number of customers who are spread primarily throughout California and Pennsylvania. In addition, the Company maintains allowances for potential credit losses.

      As of January 31, 2002, 53.0% of the Company’s billed and unbilled receivables are due from a large number of retail and commercial end users in California and Pennsylvania who are billed by and make remittances to the UDC’s or the EDC that deliver their electricity which, in turn, forward such remittances to the Company. One of the UDC’s, Pacific Gas and Electric (PG&E), filed for bankruptcy in April 2001 and has withheld from payment to the Company a portion of the remittances due to the Company. The Company has filed a Proof of Claim in PG&E’s bankruptcy proceedings to recover these amounts which approximated $1,104,000 at January 31, 2002. The Company has provided fully for these disputed amounts in its allowance for doubtful accounts. The Company does not have any similar disputes with its other UDC’s.

      The remainder of the Company’s billed and unbilled accounts receivable are due primarily from wholesale customers including $3,696,854 due from Automated Power Exchange (APX). This amount includes $2,356,879 in ISO credit holdbacks relating to November 2000, January 2001, and August 2001 activity. APX has informed the Company that the holdbacks were made, in part, because certain organizations, including PG&E and PX, which have declared bankruptcy, did not make their scheduled payments to APX. We have established an allowance of $2,327,171 for doubtful accounts related to the APX holdbacks based on our estimates of the amounts that will ultimately be collected from APX. In addition, PG&E has withheld payment of approximately $1,104,000 from their remittances to us. Although we have filed a Proof of Claim in PG&E’s bankruptcy to recover these amounts, we have established an allowance for doubtful accounts in the amount of these withholdings.

      During the six months ended January 31, 2002, sales to PJM Interconnection in Pennsylvania represented approximately 15% of the Company’s total net revenue. Payment terms of these energy sales are net 15 days of the invoice date. During the six months ended January 31, 2002, no other customer represented over 10% of the Company’s net revenue. During the six months ended January 31, 2001, sales to the California Power Exchange represented approximately 20% of the Company’s total net revenue. No other customer represented over 10% of the Company’s net revenue during the six months ended January 31, 2001.

 2. Market and Regulatory Risks

  California Deregulated Electric Power Markets

      California has been experiencing extreme fluctuations in the cost of wholesale energy since May 2000. During the summer of 2000 and winter of 2001, the price of electricity in wholesale markets reached unprecedented highs. Since the winter of 2001, the price of electricity has returned to near historical levels. In reaction to this crisis, FERC, the California Public Utilities Commission (“CPUC”), the State Legislature and the Governor have proposed a varying number of methods to help restore price stability to the California electricity marketplace. On September 20, 2001, the CPUC issued a ruling, which was revisited on March 21, 2002 and upheld, suspending “direct access” pursuant to legislation by the California state legislature requiring the CPUC to suspend “direct access” in California. The suspension of “direct access” means that retail electricity suppliers, such as the Company, will not be allowed to actively seek customers. This ruling permits the Company to keep its current customer base, but prohibits the Company from signing up new customers for an undetermined period of time.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2002
(Unaudited)

      In addition to regulatory and legislative risks, one of the UDC’s in California, PG&E, with which the Company interacts to conduct its business has filed for bankruptcy protection. Other utilities in California also could seek protection of bankruptcy in the future.

  Commitments to Purchase Electric Power

      For the California market, the Company has entered into a contract, which expires on June 30, 2002, to acquire 2,400 MWH of electric power per day through December 31, 2000 and 3,000 MWH per day for the remainder of the contract. The Company is obligated to minimum electric purchases of $32.3 million during the year ending July 31, 2002, under this commitment. The electric power acquired under this contract qualifies for the California “Green Power Credit” upon its resale to certain classes of customers.

      For the Pennsylvania market, the Company has entered into various contractual arrangements for the purchase of electric power through May 2004. The Company is obligated to minimum electric power purchases of $37.9 million during the year ending July 31, 2002 and $51.9 million thereafter under these contracts.

      Since the price at which the Company can purchase this electric power is fixed during the terms of the contracts, if the price at which the Company can resell this electric power falls below the contract purchase price plus distribution and scheduling costs, the Company would incur operating losses during such periods.

  Pennsylvania Operations

      In accordance with its standard customer contract in Pennsylvania, the Company may charge only certain maximum rates for its sales of electric power which, at times, could be less than the Company’s costs of acquiring, distributing and scheduling such electric power. Energy capacity charges for servicing electric power in Pennsylvania market varies significantly from month to month and can effect gross profit margins.

  California Green Power Credits

      The state of California enacted the Public Purpose Program which established a $540 million fund to provide overall incentives to suppliers of “green” power to initially reduce, among other things, the net costs of such power to certain consumers by 1.5 cents per kWh which effective July 31, 2000, has been at a rate 1.0 cent per kWh. The Company received Green Power Credits of $2,307,336 for the six months ended January 31, 2001 and $2,072,964 for the six months ended January 31, 2002, which are included in the Company’s net revenue. The benefit of these credits has been passed through to the Company’s customers. The January 2002 green power credit revenue was fully reserved because the legislative action required to extend the program past December 31, 2001 had not been approved and the Company does not know if the subsidy will be continued.

 3. Per Share Information

      The amount of net income used in the calculations of basic and diluted net income per common share includes cumulative preferred dividend requirements of $42,474 and $35,954 for the six months ended January 31, 2001 and 2002, respectively.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2002
(Unaudited)

      Basic and diluted net income per common share is computed as follows:

	Six Months Ended January 31,

	2001	2002

Numerator:

Net income	$39,624,327	$436,550

Preferred stock dividend	(42,474)	(35,954)

Income applicable to common stock — Basic	39,581,853	400,596

Assumed conversion of preferred stock	42,474	35,954

Net income — Dilutive	$39,624,327	$436,550

Denominator:

Average outstanding shares — Basic	29,372,935	27,607,421

Dilutive shares:

Exercise of stock options	3,872,594	3,606,230

Conversion of preferred stock into common stock	939,000	814,286

Average outstanding shares — Dilutive	34,184,529	32,027,937

      For all periods presented, the effects of stock options with exercise prices in excess of the estimated fair value of the Company’s common stock and of the exercise of warrants have been excluded from the calculation of diluted earnings per share because the effect of their inclusion would be anti-dilutive.

 4. Investment in Summit Energy Ventures, LLC

      In July 2001, the Company invested $15,000,000 in Summit and, if Summit invests 75% of the initial $15,000,000 investment, the Company may, solely at its discretion, invest up to an additional $10,000,000 in Summit. Summit was formed in July 2001 for the purpose of investing in energy and energy-related companies. Summit is to exist through June 29, 2006, which date may be extended for up to two additional one year periods by mutual agreement of the parties. Summit’s Investment Committee, which is comprised of three members appointed by the Company’s management, must approve of any investments to be made by Summit. Accordingly, because of this control over Summit’s investments, Summit financial statements are included in the Company’s consolidated financial statements.

      As of January 31, 2002, the Company’s interest in Summit is a 100% preferred membership interest and, after the Company receives its original capital and a 10% preferred return, profits of Summit are to be allocated 60% to the Company and 40% to Steven Z. Strasser, the owner of Summit’s investment manager, Northwest Power Management (Northwest). Net losses are allocated per capital contribution. Northwest receives no return until after the Company receives return of its investment and 10% preferred annual return on its investment. The Company shall have the option to purchase any of Summit’s investments on such terms and conditions that are established between the Company and Northwest.

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2002
(Unaudited)

      Condensed balance sheet information for Summit at January 31, 2002, which is included in the Company’s consolidated financial statements, is as follows:

Assets:

Cash and cash equivalents	$9,801,064

Prepaid management fees	227,055

Investment in Envenergy, Inc., at cost	2,029,669

Investment in Turbocor, Inc., at cost	2,836,800

$14,894,588

Members equity	$14,894,588

      The effect of Summit’s results of operations during the six months ended January 31, 2002 on the Company’s consolidated results of operations was insignificant.

      In October 2001, Summit Energy invested $2,029,669 in Envenergy, Inc. representing a 9% ownership in that company. In January 2002, Summit Energy invested $2,836,800 in Turbocor, Inc. representing a 7% ownership in that company. These investments will be accounted for as an available for sale equity investments.

 5. Other Current Liabilities

      Other current liabilities are comprised of the following at January 31, 2002:

Payroll and related	$668,538

Legal accruals	1,168,034

Customer termination costs	58,922

Other	1,540,467

$3,435,961

 6. Property and Equipment, Net

      Property and equipment, net is comprised of the following at January 31, 2002:

Office furniture and equipment	$1,265,635

Information technology equipment and systems	5,167,697

Leasehold improvements	125,438

6,558,770

Less accumulated depreciation and amortization	(2,441,178)

$4,117,592

 7. Restricted Cash and Intangible Assets

  Restricted Cash

      Restricted cash consists of the following at January 31, 2002:

Short-term investments pledged as collateral for letters of credit in connection with agreements for the purchase of electric power	$13,719,242

Cash and cash equivalents of Summit	9,801,064

$23,520,306

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2002
(Unaudited)

      The Company is required to pledge an amount equivalent to 45 days of energy purchases under the contracts for the purchase of electric power. The funds in Summit are committed to the purpose of investing in energy and energy related companies.

  Intangible Assets

      The Company’s intangible assets represent the net unamortized costs of purchasing, in July 1999, the 1-800-Electric telephone number and the rights to eight internet domain names. The initial cost of these intangible assets was $1,050,000. Amortization expense for these intangible assets was $26,250 for the six months ended January 31, 2001 and 2002.

 8. Line of Credit

      On June 29, 2000, the Company entered into a three-year, $15 million line of credit. Borrowings under the line of credit, which amounted to $3,578,753 at January 31, 2002, are collateralized by accounts receivable, inventory and other assets. In connection with obtaining the line of credit, the Company agreed to pay a closing fee of $300,000, one-half of which was paid at closing and the remainder to be paid incrementally at each annual renewal date. The Company also issued the lender a warrant expiring June 29, 2003 to purchase 100,000 shares of the Company’s common stock at a price of $5.50 per share. Interest on borrowings is based on the lender’s prime rate plus 1.75%. At January 31, 2002, the interest rate on borrowings under the line of credit was 9.0%. The credit line is subject to certain financial covenants in the event the Company’s net worth falls below $10 million or the Company operates with a negative gross profit.

      On August 10, 2001, the Company restructured its line of credit to shorten the maturity date to June 29, 2002 and to reduce the amount of the line of credit to $10 million.

 9. Shareholders’ Equity

  Convertible Preferred Stock

      The convertible preferred stock provides cumulative dividends which accrue at an annual rate of 10% and are payable at the discretion of the Company. Cumulative unpaid dividends were $98,247 as of January 31, 2002. Each convertible preferred share is convertible into one share of the Company’s common stock at the shareholder’s discretion and has full voting rights. In addition, preferred shareholders are entitled to preferential liquidation rights over common stock in the amount of $1.00 per share plus an amount equal to all declared but unpaid dividends.

  Common Stock

      At January 31, 2002, the Company has reserved the following shares of its common stock for issuance upon conversion of the issued and outstanding shares of convertible preferred stock, exercise of warrants and exercise of outstanding stock options:

Reserved for conversion of convertible preferred stock	775,000

Reserved for exercise of common stock warrants	100,000

Reserved for exercise of outstanding stock options	10,198,692

11,073,692

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2002
(Unaudited)

  Founder’s Shares

      The Company’s corporate records state that the founder’s shares of common stock were issued in exchange for the payment of $140,000 in the form of cash payments totaling $90,000 and personal property having a value of $50,000; however, the Company was not able to verify that all of this consideration was actually paid to the Company. Accordingly, the Company’s Board of Directors, on February 23, 2001, instructed the Company’s management to reflect on the corporate records that only a portion of the shares issued to the founder be recognized as validly issued.

      Subsequent to the actions described above, claims and counterclaims were filed by the Company and the founder. On August 10, 2001, a settlement was reached with the founder which was approved by the court having jurisdiction over the case on August 15, 2001. The material terms of the settlement provided that the Company pay the founder $4,790,000 in damages and an additional $2,400,000 to purchase 1,175,160 shares of the Company’s common stock claimed to be held by the founder. The settlement agreement also provided that the remaining 4,720,000 shares of the Company’s common stock claimed be held by the founder were void. The Founder also agreed to release his claims to the shares of the Company’s common stock held by the Company pursuant to the Accommodation Agreement and to the Company’s obligation to him under a severance agreement. The founder also agreed that he would have no future ownership in the Company. The loss on the settlement of $4,790,000, which is net of the previously accrued severance payable to the founder of $927,554, was recorded as of July 31, 2001.

  Stock Options

      The Company’s Board of Directors has approved grants of options to acquire a total of 12,903,825 shares of the Company’s common stock to the Company’s employees, outside directors and service providers. As of January 31, 2002, 10,198,692 of these stock options were outstanding.

      Stock option activity for the six months ended January 31, 2002 is set forth below:

	Options Outstanding

		Exercise	Weighted-
	Number	Price	Average
	of Shares	per Share	Exercise Price

Balance at July 31, 2001	10,283,192	$.01 – $3.75	$1.792

Options granted	2,000	3.75	3.750

Options exercised	(30,000)	.01 – 1.00	0.600

Options expired or forfeited	(56,500)	.05 – 3.75	0.849

Balance at January 31, 2002	10,198,692	$.01 – $3.75	$1.793

  Warrants

      As part of the $15 million credit line agreement dated June 29, 2000, the lender received warrants to purchase 100,000 shares of common stock. The warrants are exercisable at $5.50 per share and expire upon the maturity of the loan agreement on June 29, 2003. The fair value of the warrants was nominal at their date of issuance.

     Shareholder Rights Plan

      In January 2002, the Company adopted a Stockholder Rights Plan that is triggered whenever an Acquiring Person accumulates 15% or more of the Company’s stock or if an Adverse Person acquires 10% or more of the Company’s stock and intends to implement measures which the Board of Directors believes to be

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2002
(Unaudited)

adverse to the Company’s interests. An Acquiring Person is a person or group, together with the person’s or group’s affiliates, that has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our Common Stock. An Adverse Person is a person, alone or with affiliates, that has become the beneficial owner of more than 10% of the outstanding shares of Common Stock and (A) such beneficial ownership is intended to cause us to repurchase the Common Stock owned by such person or pressure us to take action or enter into transactions intended to provide such person with short-term financial gain under circumstances where our board of directors determines that our best long-term interests would not be served by taking such action or entering into such transactions or (B) such beneficial ownership is causing or reasonably likely to cause a material adverse impact on our business or prospects, provided, however, that our board of directors does not have the right to declare a person to be an Adverse Person if such person has reported or is required to report its ownership of our Common Stock on Schedule 13G under the Securities Exchange Act of 1934, as amended, or on Schedule 13D if that schedule does not state any intention to, or reserve the right to, control or influence our company or engage in certain other actions, so long as such person neither reports nor is required to report such ownership. Once the rights vest, shareholders other than the Acquiring Person or Adverse Person will be able to purchase at a predetermined price two shares of Common Stock for the price of one share of Common Stock.

10. Income Taxes

      For the six months ended January 31, 2002, the Company’s provision for income taxes was comprised of the following:

	Current	Deferred	Total

Federal	$(28,431)	$125,383	$96,952

State	—	195,102	195,102

Total	$(28,431)	$320,485	$292,054

      The Company’s net deferred tax asset as of January 31, 2002 was $8,958,284 and is net of a valuation allowance of $908,816. During the six months ended January 31, 2002, the valuation allowance remained unchanged. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

      The Company has available for federal and state income tax purposes a net operating loss carry forward of approximately $2,300,000, which will begin to expire in 2018 and 2006, respectively, if not sooner utilized.

      The Company has experienced an ownership change under federal and state income tax law. Accordingly, the amount of the Company’s taxable income which may be offset by losses generated prior to the ownership change is limited.

11. Commitments and Contingencies

  Severance Agreement and Litigation with Company’s Founder

      The Company’s founder and former chairman and Chief Executive Officer had an employment agreement with a subsidiary of the Company. He was asked to resign and he subsequently resigned from his positions with the subsidiary in consideration of a severance agreement effective June 1, 2000. Said severance agreement expressly waives any claims by him for any bonuses otherwise referenced in his previous five-year employment agreement with the subsidiary of the Company. The severance agreement also provides for monthly payments to him of $21,261 through December 31, 2004. The present value of $927,254 of this

COMMONWEALTH ENERGY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

January 31, 2002
(Unaudited)

obligation to the Company’s former chairman and Chief Executive Officer, based upon a discount rate of 10%, was recorded as of June 1, 2000. In December 2000, the Company ceased making severance payments under this arrangement pending the outcome of litigation between the Company and its founder as more fully described in Note 9.

  Litigation

      From time to time, the Company is involved in legal proceedings, claims, and litigation arising in the ordinary course of business. Management does not believe the outcome of these matters will have a material effect on the Company’s financial condition or its results of operations.

SCHEDULE II

COMMONWEALTH ENERGY CORPORATION

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Column A	Column B	Column C	Column D

		Charged to
		Costs and
		Expenses
	Beginning	or Sales		Balance at
	of Period	Allowances	Deductions	End of Period

Six months ended January 31, 2002 (unaudited):

Allowance for Bad Debts	$3,946,388	$1,263,808	$—	$5,210,196

Year ended July 31, 2001:

Allowance for Bad Debts	1,458,984	4,666,126	2,178,722	3,946,388

Year ended July 31, 2000:

Allowance for Bad Debts	612,909	846,075	—	1,458,984

Year ended July 31, 1999:

Allowance for Bad Debts	—	612,909	—	612,909

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 7, 2002

COMMONWEALTH ENERGY CORPORATION

By: /s/ IAN B. CARTER

Ian B. Carter

Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Title of Exhibit

3.1	Articles of Incorporation of Commonwealth Energy Corporation dated August 14, 1997 and filed with the Secretary of State of the State of California on August 15, 1997*
3.2	Certificate of Amendment of Articles of Incorporation of Commonwealth Energy Corporation dated December 31, 1998 and filed with the Secretary of State of the State of California on February 19, 1999*
3.3	Bylaws of Commonwealth Energy Corporation, as amended
3.4	Certificate of Determination of Commonwealth Energy Corporation dated September 22, 1997 and filed with the Secretary of State of California on March 13, 1998**
10.1	Power Purchase Agreement dated April 27, 1999, between Commonwealth Energy Corporation and Calpine Power Services Company†
10.2	First Amendment to Power Purchase Agreement dated as of April 29, 1999†
10.3	Second Amendment to Power Purchase Agreement dated as of May 28, 1999, between Commonwealth Energy Corporation and Calpine Power Services Company†****
10.4	Loan and Security Agreement dated June 28, 2000 between Commonwealth Energy Corporation, electricAmerica, Inc. and electric.com, Inc. and Coast Business Credit*
10.5	Warrant dated June 28, 2000, issued by Commonwealth Energy Corporation in favor of Coast Business Credit.*
10.6	Limited Liability Company Agreement of Summit Energy Ventures, LLC, as amended by the First Amendment to the Limited Liability Company Agreement of Summit Energy Ventures, LLC, dated August 2001**
10.7	PECO Energy Company Confirmation Agreement dated January 30, 2001.*
10.8	Exelon Generation Company, LLC Confirmation Agreement dated May 13, 2001*
10.9	Standard Office Lease — Gross dated April 1, 1997, for property located at 15941 Redhill Avenue, Suite 200, Tustin, California, together with Rules and Regulations and Work Letter attached thereto*
10.10	Standard Sublease dated November 12, 1998, between Kurt Busch and Commonwealth Energy Corporation, for property located at 15991 Redhill Avenue, Suite 200, Tustin, California.*
10.11	Severance Agreement dated June 1, 2000, among Commonwealth Energy Corporation, electricAmerica, Inc. and Frederick M. Bloom*
10.12	Employment Agreement dated January 1, 2000, between Commonwealth Energy Corporation and Ian Carter, as modified by an Addendum to Employment Agreement dated as of November 1, 2000*
10.13	Employment Agreement dated November 1, 2000, between Commonwealth Energy Corporation and Richard Paulsen**
10.14	Employment Agreement dated November 1, 2000, between Commonwealth Energy Corporation and James Oliver**
10.15	Employment Agreement dated November 1, 2000, between Commonwealth Energy Corporation and John Barthrop**
10.16	Commonwealth Energy Corporation 1999 Equity Incentive Plan for Employees*
10.17	Amendment Number 6 to Lease by and between Warner/Redhill Associates and Frederick Michael Bloom**
10.18	Commonwealth vs. Bloom Settlement Agreement Terms dated August 10, 2001***
10.19	Second Amendment to the Limited Liability Company Agreement of Summit Energy Ventures, LLC****
10.20	Commonwealth Energy Corporation Summary of Rights to Purchase Preferred Stock****
21.1	Subsidiaries of the Registrant*

*	Each of these exhibits is incorporated by reference to Commonwealth Energy’s Form 10 filed with the Securities and Exchange Commission on August 9, 2001 (File No. 000-33069).

**	Each of these exhibits is incorporated by reference to Commonwealth Energy’s Form 10A filed with the Securities and Exchange Commission on November 14, 2001 (File No. 000-33069).

***	Each of these exhibits is incorporated by reference to Commonwealth Energy’s Form 10Q filed with the Securities and Exchange Commission on December 17, 2001 (File No. 000-33069).

****	Each of these exhibits is incorporated by reference to Commonwealth Energy’s Form 10 filed with the Securities and Exchange Commission on April 13, 2002 (File No. 000-33069).

†	Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.